SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Audience, Inc.

(Name of Subject Company)

Audience, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

05070J102

(CUSIP Number of Class of Securities)

Peter B. Santos

President and Chief Executive Officer

Audience, Inc.

3341 Fairchild Drive

Mountain View, California 94043

(650) 254-2800

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Michael J. Danaher, Esq.

Julia Reigel, Esq.

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304

(650) 493-6811

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1. Subject Company Information.

Name and Address

The name of the subject company is Audience, Inc., a Delaware corporation (“Audience” or the “Company”). Unless the context indicates otherwise, we use the terms “us,” “we” and “our” to refer to Audience. The address of Audience’s principal executive office is 331 Fairchild Drive, Mountain View, California 94043. The telephone number of Audience’s principal executive office is (650) 254-2800.

Securities

This Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates to the common stock, $0.001 par value per share, of Audience (the “Audience shares” or the “common stock”). As of May 15, 2015, the second to last full day of trading before the commencement of the offer (as defined below), there were issued and outstanding 23,603,003 shares of Audience common stock.

Item 2. Identity and Background of Filing Person.

Name and Address

Audience, the subject company, is the person filing this Schedule 14D-9. The name, business address and business telephone number of Audience are set forth in “Item 1. Subject Company Information—Name and Address” above.

Tender Offer

This Schedule 14D-9 relates to the tender offer by Orange Subsidiary, Inc., a Delaware corporation (“Purchaser”) and a direct wholly owned subsidiary of Knowles Corporation, a Delaware corporation (“Knowles”), as disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as it may be amended from time to time, the “Schedule TO”), filed by Purchaser and Knowles with the Securities and Exchange Commission (the “SEC”) on May 19, 2015, pursuant to which Purchaser has offered to acquire all of the issued and outstanding Audience shares.

The terms and conditions of the offer are set forth in the prospectus/offer to exchange (the “prospectus/offer to exchange”), which is part of a Registration Statement on Form S-4 that Knowles has filed on the date hereof with the SEC, and which, with the related letter of transmittal, together constitute the “offer.”

Purchaser, Knowles and Audience entered into an Agreement and Plan of Merger on April 29, 2015 (as such agreement may be amended, supplemented or otherwise modified from time to time in accordance therewith, the “merger agreement”), pursuant to which Purchaser is offering to exchange cash and shares of Knowles common stock for all of the outstanding shares of Audience common stock. Each share of Audience common stock validly tendered and not validly withdrawn in the offer will be exchanged for consideration (the “offer consideration”) in the form of (i) $2.50 in cash, without interest, and (ii) a number of shares of Knowles common stock, par value $0.01 per share, equal to the amount obtained by dividing $2.50 by the volume weighted average of the sale prices for Knowles’ common stock as reported on the New York Stock Exchange for each of the 10 consecutive trading days ending on and including the second trading day prior to the final expiration date of the offer (the “closing date average price”), in each case subject to adjustment as described in this prospectus/offer to exchange and the related letter of transmittal. Notwithstanding the foregoing, the closing date average price shall be no greater than $23.35 and no less than $18.16 (such maximum and minimum referred to herein as the “collar”). A more complete description of the merger agreement is available in the prospectus/offer to exchange under the caption “The Merger Agreement” and a copy of the merger agreement has been filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

The offer is the first step in Knowles’ plan to acquire all of the outstanding Audience shares. Following the purchase by Purchaser of shares of Audience common stock sufficient to satisfy the requirements under Delaware law to effect a short-form merger, and subject to the satisfaction or waiver of each of the conditions to such merger set forth in the merger agreement, Knowles then intends to consummate the merger of Purchaser with and into Audience (the “merger”) on the first business day following the consummation of the offer, with Audience surviving the merger (the “surviving corporation”). After the merger, the surviving corporation will be a wholly owned subsidiary of Knowles and the former Audience stockholders will no longer have any direct ownership interest in the surviving corporation. Because the merger will be governed by Section 251(h) of the Delaware General Corporate Law (the “DGCL”), if Purchaser holds at least the amount of shares of each class of stock of Audience that would otherwise be required to approve the merger, no stockholder vote will be necessary to complete the merger.

At the effective time of the merger (the “effective time”), each Audience share not acquired in the offer (other than (i) Audience shares owned by Knowles, Purchaser or Audience, or by any direct or indirect wholly-owned subsidiary of Knowles, Purchaser or Audience and (ii) Audience shares held by Audience stockholders, if any, who have validly asserted appraisal rights under the DGCL) will be cancelled and will be converted into the right to receive the offer consideration. As a result of the merger, Audience shares will cease to be publicly traded and Audience will become wholly owned by Knowles.

The offer and withdrawal rights will expire at 12:00 midnight, New York City time, at the end of June 17, 2015, subject to extension in certain circumstances as required or permitted by the merger agreement, the SEC or applicable law (as so extended, if applicable, the “expiration date”).

The foregoing summary of the offer is qualified in its entirety by the more detailed description and explanation contained in the prospectus/offer to exchange.

This Schedule 14D-9 does not constitute a solicitation of proxies for any meeting of Audience stockholders. Audience is not asking for a proxy and you are requested not to send Audience a proxy. Any solicitation of proxies that Knowles or Audience might make will be made only pursuant to separate proxy solicitation materials complying with the requirements of Section 14(a) of the of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

As set forth in the Schedule TO, the principal executive offices of Purchaser and Knowles are located at 1151 Maplewood Drive, Itasca, Illinois 60143, and the telephone number of their principal executive offices is (630) 250-5100.

Information relating to the offer, including this Schedule 14D-9 and related documents, can be found on the SEC’s website at www.sec.gov, or on Audience’s website at www.audience.com.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Except as described in this Schedule 14D-9, including documents incorporated herein by reference, to the knowledge of Audience, as of the date of this Schedule 14D-9, there exists no material agreement, arrangement or understanding, nor any actual or potential conflict of interest, between Audience or its affiliates, on the one hand, and (i) Audience and any of the Audience executive officers, directors or affiliates, or (ii) Knowles, Purchaser or their respective executive officers, directors or affiliates, on the other hand, except for agreements, arrangements or understandings and actual or potential conflicts of interest discussed below and discussed in the sections entitled “Item 11. Executive Compensation,” “Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” and “Item 13. Certain Relationships and Related Transactions, and Director Independence” in Amendment No. 1 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2014 (the “Audience 10-K/A”).

For purposes of all of the Audience agreements and plans described below or incorporated herein by reference, the consummation of the offer will constitute a “change of control.”

The Audience board of directors was aware of all such agreements, arrangements or understandings and any actual or potential conflicts of interest and considered them along with other matters described below in “Item 4. The Solicitation or Recommendation—Audience’s Reasons for the Offer and Merger.”

Relationship with Knowles, Purchaser and Certain of their Affiliates

Merger Agreement

A summary of the material terms of the merger agreement described in the prospectus/offer to exchange under the caption “The Merger Agreement” is incorporated herein by reference. The merger agreement summary in the prospectus/offer to exchange may not contain all of the information about the merger agreement that is important to Audience stockholders, and Audience stockholders are encouraged to read the merger agreement carefully in its entirety. The legal rights and obligations of the parties are governed by the specific language of the merger agreement and not the summary described in the prospectus/offer to exchange under the caption “The Merger Agreement.”

The merger agreement is included as Exhibit (e)(1) to this Schedule 14D-9.

Tender and Support Agreements

As inducement to Knowles to enter into the merger agreement, each member of the Audience board of directors, certain members of Audience’s senior management and funds associated with Tallwood Venture Capital have signed a Tender and Support Agreement, covering all of the shares of Audience common stock beneficially owned by such person, as well as any additional shares of which such person may become the beneficial owner. These Tender and Support Agreements provide that the signatories thereof will tender their Audience common stock in the offer and, if necessary, will vote any remaining shares that they own for the merger. In addition, under the terms of the Tender and Support Agreements, each person that is a party has also agreed to certain restrictions on the transferability of its shares and the transferability of certain voting rights. As of May 15, 2015, the persons who executed the Tender and Support Agreements beneficially owned in the aggregate 7,318,614 shares of Audience common stock (including shares issuable upon the exercise of stock options and restricted stock units beneficially owned by such persons). Of such shares, an aggregate of 4,991,854 shares are currently outstanding and therefore subject to the Tender and Support Agreements. The shares subject to the Tender and Support Agreements represent approximately 21.1% of the shares of Audience common stock outstanding as of May 15, 2015.

The foregoing summary is qualified in its entirety by reference to the complete text of the form of Tender and Support Agreement, which has been filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Arrangements with Current Executive Officers and Directors of Audience

Audience’s directors and executive officers may have interests in the offer, the merger, and the other transactions contemplated by the merger agreement that are different from, or in addition to, the interests of the Audience stockholders generally. These different interests may create potential conflicts of interest. The Audience board of directors was aware of these interests and considered them, among other matters, in approving the merger agreement and the transactions contemplated by the merger agreement, as more fully discussed in the prospectus/offer to exchange under the caption “Background of the Transaction—Audience’s Reasons for the Transaction.”

For further information about the arrangements between Audience and its executive officers, directors and affiliates described in this Item 3, please see “—Post-employment compensation” and “Item 8. Additional Information—Merger-Related Compensation” below.

Effect of the Offer and the Merger on Audience Shares and Equity Awards

Consideration for Audience Shares

If Audience’s directors and executive officers were to tender any Audience shares they own for purchase pursuant to the offer, they would receive the same consideration on the same terms and conditions as the other stockholders of Audience. As of May 15, 2015, Audience’s directors and executive officers (and affiliates and affiliated investment entities) owned 4,759,392 Audience shares in the aggregate (including estimated purchases under the ESPP (as defined below) based on accrued ESPP contributions as of such date but excluding options (as defined below) and restricted stock units). If the directors and executive officers (and affiliates and affiliated investment entities) were to validly tender and not validly withdraw all 4,759,392 of those Audience shares pursuant to the offer and those Audience shares were accepted for exchange by Purchaser, such persons would receive cash and shares of Knowles common stock having an aggregate value of approximately $24,033,142.21, assuming (i) a closing date average price of $18.64 (representing the volume weighted average of the sale prices for Knowles common stock on each of the 10 consecutive trading days ending on and including May 15, 2015), (ii) an exchange ratio equal to the fraction obtained by dividing $2.50 by the assumed closing date average price of $18.64, and (iii) that the sale price of Knowles common stock upon consummation of the merger is $19.01 per share (representing the closing price for Knowles common stock on May 15, 2015).

Consideration for Options

As of May 15, 2015, Audience’s directors and executive officers held outstanding options to purchase 2,733,593 Audience shares (referred to as “options”) under Audience’s Amended and Restated 2011 Equity Incentive Award Plan and Audience’s 2001 Stock Plan (each referred to as a “plan”) in the aggregate, with exercise prices ranging from $0.60 to $14.42. Pursuant to, and as further described in, the merger agreement, Knowles will not assume any options in connection with the merger or any other transactions contemplated by the merger agreement (with the exception of certain unvested in-the-money options held by certain executive officers of Audience, which are listed on a schedule to the merger agreement).

At the effective time, each outstanding option to purchase Audience common stock that is outstanding immediately prior to the effective time but has an exercise price per share that exceeds the per share value (as defined below) will be cancelled for no consideration or payment (each, an “underwater option”). The term “per share value” means (x) the $2.50 cash portion of the offer consideration plus (y) the product of (1) the closing date average price (without any adjustment thereto pursuant to the application of the collar) multiplied by (2) the number of shares of Knowles common stock issued per share as the stock portion of the offer consideration.

Audience will cause, immediately prior to the effective time, each option to purchase Audience common stock that is not an underwater option or listed on a schedule to the merger agreement to vest in full (each, a “vested option”). At the effective time, each outstanding vested option will be cancelled and will only entitle the holder of such vested option to receive (without interest), as soon as reasonably practicable after the effective time, the offer consideration (which is described in this Schedule 14D-9 in “Item 2. Identity and Background of Filing Person—Tender Offer,” as well as in the merger agreement) less the exercise price and any applicable taxes. Fifty percent of the exercise price and withholding taxes per share subject to a vested option will be deducted from each of the cash portion and the stock portion of the offer consideration.

At the effective time, each option to acquire Audience common stock that is outstanding and unvested immediately prior to the effective time, other than an underwater option (each, an “unvested in-the-money option”), will be converted into and become an option to purchase Knowles common stock, and Knowles will assume such unvested in-the-money option converted as provided in the merger agreement and the Audience option plan and option agreements underlying such unvested-in-the money options (each, an “assumed option”). From and after the effective time: (A) each assumed option may be exercised solely for shares of Knowles common stock; (B) the number of shares of Knowles common stock subject to each assumed option will be determined by multiplying the number of shares of Audience common stock that were subject to such assumed option immediately prior to the effective time by a conversion ratio (as defined below), and rounding the resulting number down to the nearest whole number of shares of Knowles common stock; (C) the per share exercise price for the shares of Knowles common stock issuable upon exercise of each assumed option will be determined by dividing the per share exercise price of the Audience common stock subject to such assumed option, as in effect immediately prior to the Effective Time, by the conversion ratio, and rounding the resulting exercise price up to the nearest whole cent; and (D) any restrictions on the exercise of any assumed option will continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such assumed option will otherwise remain unchanged as a result of the assumption of such assumed option. The “conversion ratio” means the fraction (rounded to the nearest 1/10,000) having a numerator equal to the per share value, and having a denominator equal to the closing date average price (without any adjustment thereto pursuant to application of the collar).

Consideration for Restricted Stock Units

As of May 15, 2015, Audience’s directors and executive officers held outstanding restricted stock units (referred to as “RSUs”) under the Audience plans covering a total of 522,157 Audience shares. Pursuant to, and as further described in, the merger agreement, each Audience RSU that is outstanding and unvested immediately prior to the effective time (after giving effect to any vesting that is contingent upon the completion of the merger) will be converted into and become a right to receive a restricted stock unit with respect to Knowles common stock, and Knowles will assume such RSU award converted as provided below in accordance with substantially the same terms as those of the applicable RSU award and the agreement by which such RSU award is evidenced. Accordingly, from and after the effective time: (A) each assumed RSU award will be settled solely in shares of Knowles common stock; (B) the number of shares of Knowles common stock subject to each assumed RSU award will be determined by multiplying the number of shares of Audience common stock that were subject to such assumed RSU award immediately prior to the effective time by the conversion ratio (as described above), and rounding the resulting number down to the nearest whole number of shares of Knowles common stock; and (C) any performance and employment conditions and restrictions on the receipt of any assumed RSUs will continue in full force and effect and the term, vesting schedule and other provisions of such assumed RSUs will otherwise remain unchanged as a result of the assumption of such assumed RSUs.

Treatment of ESPP

Prior to the effective time, Audience’s 2011 Employee Stock Purchase Plan (the “ESPP”), and each outstanding offering period then in progress, will terminate and each participant’s accumulated contributions to the ESPP will be used to purchase shares of Audience’s common stock as of such time in accordance with the terms of the ESPP (and any funds that remain in participants’ account after such purchase shall be returned to the applicable participants).

Table of Equity-Related Payments

The below table sets forth the approximate amount of the payments that each of Audience’s directors and named executive officers would be entitled to receive in connection with the consummation of the offer, the merger and the other transactions contemplated by the merger agreement. The information in the below table further assumes that all contributions to the ESPP are applied to the purchase of Audience shares at the end of the purchase period beginning on November 17, 2014 and based on the initial offering price of 85% of fair market value pursuant to the ESPP. In addition, the information reflected in the below table assumes (i) a closing date average price of $18.64 (representing the volume weighted average of the sale prices for Knowles common stock on each of the 10 consecutive trading days ending on and including May 15, 2015), (ii) an exchange ratio equal to the fraction obtained by dividing $2.50 by the assumed closing date average price of $18.64, and (iii) that the sale price of Knowles common stock upon consummation of the merger is $19.01 per share (representing the closing price for Knowles common stock on May 15, 2015).

For purposes of implying the market value of Knowles restricted stock units, the below table assumes a conversion ratio equal to the fraction obtained by dividing an assumed per share value of $5.00 by the assumed closing date average price of $18.64.

Name	Number of Audience shares owned	Cash portion of offer consideration for owned shares ($)(1)	Implied market value of Knowles shares issued as stock portion of offer consideration for shares owned ($)	Shares subject to outstanding options (2)	Cash portion of offer consideration for shares subject to outstanding options ($)(3)	Implied market value of Knowles shares issued as stock portion of offer consideration for shares subject to outstanding options ($)(4)	Number of shares represented by RSUs (5)	Implied market value of Knowles RSUs as converted ($)	TOTAL
NEOs
Peter B. Santos	20,428	51,070	52,084	745,821	1,006,858	1,043,869	85,750	437,261	2,591,142
Kevin S. Palatnik	159,499	398,748	406,663	78,000	15,600	19,471	81,275	414,441	1,254,922
Edgar Auslander	11,190	27,975	28,530	46,700	9,340	11,657	74,375	379,257	456,759

Non-Employee Directors
Marvin D. Burkett	2,306	5,765	5,879	44,625	51,319	53,533	2,307	11,764	128,260
Barry L. Cox	128,638	321,595	327,979	3,791	4,360	4,548	2,307	11,764	670,245
Rich Geruson	2,306	5,765	5,879	0	0	0	2,307	11,764	23,408
Mohan S. Gyani	2,306	5,765	5,879	0	0	0	2,307	11,764	23,408
George A. Pavlov(6)	4,376,641	10,941,603	11,158,791	0	0	0	2,307	11,764	22,112,157
Patrick Scaglia	2,306	5,765	5,879	0	0	0	2,307	11,764	23,408

(1)	Reflects the cash portion of the offer consideration of $2.50 per share of Audience common stock.
(2)	Excludes any options with an exercise price of $5.00 per share or more, based on an assumed per share value of $5.00, which will be treated as an underwater option as described above.
(3)

Reflects the cash portion of the offer consideration of $2.50 per share of Audience common stock less 50% of the weighted average exercise price of all options outstanding for each director or named executive officer (and excluding any options with an exercise price of $5.00 per share or more). Assumes no applicable taxes are required to be deducted from the offer consideration.

(4)

Assumes that the stock portion of the offer consideration of $2.55 per share of Audience common stock (equal to the product of (x) the assumed marked price of $19.01 per share of Knowles common stock by (y) the exchange ratio equal to the fraction obtained by dividing $2.50 by the assumed closing date average price of $18.64), and the implied market value of each option will be the stock portion of the offer consideration less 50% of the weighted average exercise price of all options outstanding for each director or named executive officer (and excluding any options with an exercise price of $5.00 per share or more). Assumes no applicable taxes are required to be deducted from the offer consideration.

(5)

Assumes unvested RSUs will be converted into restricted stock units with respect to Knowles common stock in the manner described above in “—Consideration for Restricted Stock Units,” and such RSUs will not be accelerated upon the consummation of the merger pursuant to the severance agreements as described below in “—Post-employment compensation” and “Item 8. Additional Information—Merger-Related Compensation,” for Messrs. Santos and Palatnik.

(6)	Consists of 2,306 shares owned directly by Mr. Pavlov and 4,374,335 shares owned by funds affiliated with Tallwood Venture Capital, for which Mr. Pavlov may be deemed a beneficial owner.

Post-employment compensation

Effective December 31, 2011, January 9, 2012 and May 12, 2014 with respect to Messrs. Santos, Palatnik and Auslander, respectively, Audience entered into change of control severance agreements (referred to herein as “severance agreements”) with its named executive officers, which require Audience to make specific payments and benefits in connection with termination of their employment under certain circumstances. Each severance agreement had or has an initial term of three years. After the initial term, each agreement will automatically renew for an additional one-year period unless either party provides notice of nonrenewal within 60 days prior to the date of automatic renewal.

In order to receive the severance benefits described below, each named executive officer is obligated to execute a release of claims against Audience, provided such release of claims becomes effective and irrevocable no later than 60 days following such executive officer’s termination date.

For the purpose of the severance agreements, “change of control period” means generally the period beginning two months prior to, and ending 12 months following, a change of control.

Mr. Santos’ severance agreement provides that in the event of termination without cause or resignation for good reason (as such terms are defined in the severance agreement) outside of a change of control period, Mr. Santos will receive 12 months of salary, up to 12 months of medical care coverage and an extended post-termination exercise period for outstanding and vested equity awards. In the event of termination without cause or resignation for good reason during a change of control period, Mr. Santos will receive 18 months of salary, up to 18 months of medical care coverage, a payment equal to 150% of his bonus (as set forth more fully in the severance agreement), full acceleration of outstanding and unvested equity awards and an extended post-termination exercise period for outstanding and vested equity awards.

Mr. Palatnik’s severance agreement provides that in the event of termination without cause or resignation for good reason (as such terms are defined in the severance agreement) outside of a change of control period, Mr. Palatnik will receive nine months of salary and up to nine months of medical care coverage. In the event of termination without cause or resignation for good reason during a change of control period, Mr. Palatnik will receive 12 months of salary, up to 12 months of medical care coverage, a payment equal to 100% of his bonus (as set forth more fully in the severance agreement), full acceleration of outstanding and unvested equity awards and an extended post-termination exercise period for outstanding and vested equity awards.

Mr. Auslander’s severance agreement provides that in the event of termination without cause (as such terms are defined in the severance agreement) outside of a change of control period, Mr. Auslander will receive six months of salary and up to six months of medical care coverage. In the event of termination without cause or resignation for good reason during a change of control period, Mr. Auslander will receive nine months of salary, up to nine months of medical care coverage, a payment equal to 75% of his bonus (as set forth more fully in the severance agreement), full acceleration of outstanding and unvested equity awards and an extended post-termination exercise period for outstanding and vested equity awards.

For further information about the severance arrangements between Audience and its named executive officers, please see “Item 8. Additional Information—Merger-Related Compensation” below, which is incorporated herein by reference. The foregoing summary of the severance agreements is qualified in its entirety by reference to the complete text of the severance agreements for each of Messrs. Santos, Palatnik and Auslander, which have been filed as Exhibits 10.10, 10.11 and 10.12, respectively, to the Audience 10-K/A.

Employment Agreements with Knowles

In order to induce Knowles and Purchaser to enter into the merger agreement, certain employees of Audience entered into letters relating to the ongoing employment of such employees with Knowles, Audience or one of their affiliates.

Mr. Auslander has been offered employment with Knowles for the position of Vice President, Strategic Marketing following and contingent upon the consummation of the merger. The terms of the employment offer include, but are not limited to the following: (i) a base salary of $280,000; (ii) an annual target incentive bonus of 50% of the base salary; (iii) a retention bonus equal to 25% of the base salary, if Mr. Auslander remains employed for one year from the date on which the effective time occurs; (iv) an annual equity award, projected to be valued at $150,000 for the 2015 fiscal year and comprised of 75% options to purchase Knowles common stock and 25% restricted stock units with respect to Knowles common stock; and (v) participation in Knowles’ various retirement plans, healthcare plans and other benefit programs. The agreement with Mr. Auslander also includes standard terms governing at-will employment, confidentiality, non-competition and assignment of intellectual property.

Exculpation and Indemnification of Audience’s Directors and Officers

Section 145 of the DGCL permits a Delaware corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by current law. Audience has included in its certificate of incorporation, as amended and restated (the “charter”), and its bylaws, as amended and restated (the “bylaws”), provisions to eliminate the personal liability of its directors and officers for monetary damages to the fullest extent under the DGCL, subject to specified limitations.

Audience also has entered into indemnity agreements with each of its directors and executive officers, the form of which is filed as Exhibit (e)(3) hereto and herein incorporated by reference.

The merger agreement provides for certain indemnification and insurance rights in favor of Audience’s current and former directors or officers (referred to as “indemnified persons”). Specifically, all rights to exculpation, indemnification advance and reimbursement of expenses provided to the indemnified persons, under Audience’s charter, bylaws or other indemnification agreements, with respect to acts or omissions arising on or before to the effective time, will continue in full force and effect for at least six years following the effective time.

Knowles will purchase or cause Audience to maintain in effect or purchase and prepay a six-year “tail” policy on terms and conditions providing benefits and coverage levels that are, taken as a whole, at least as favorable as the current policies of Audience with respect to acts or omissions occurring at or before the effective time (covering without limitation the transactions contemplated by the merger agreement). If such a “tail” policy is obtained, Knowles will maintain the policy for its full term and will have no further obligations with respect to directors’ and officers’ liability insurance and fiduciary liability insurance under the merger agreement. However, neither Knowles nor the surviving corporation is required after the effective time to pay annual premiums in excess of 200% of the current annual premium for Audience’s existing policies, but in such case will purchase the best coverage reasonably available as may be purchased for such amount.

Section 16 Matters

Pursuant to the merger agreement, prior to the effective time, Audience and Knowles have agreed to, as applicable, take all such steps as may be reasonably necessary or advisable hereto to cause any dispositions of equity securities of Audience (including derivative securities) of equity securities of Knowles pursuant to the transactions contemplated by the merger agreement by each individual who is a director or officer of Audience subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Audience to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Rule 14d-10(d) Matters

The merger agreement provides that Audience will take all such steps as may be required to cause to be exempt under Rule 14d-10(d) promulgated under the Exchange Act any “employment compensation, severance or employee benefit arrangements” within the meaning of Rule 14d-10(d)(1) under the Exchange Act. In addition, Audience will take all other actions necessary to satisfy the requirements of the non-exclusive safe harbor within Rule 14d-10(d)(2) under the Exchange Act with respect to the foregoing matters.

Item 4. The Solicitation or Recommendation.

Recommendation of the Board

On April 29, 2015, the members of the Audience board of directors, by the unanimous vote of the Audience directors present at the meeting, (i) determined that the merger agreement and the transactions contemplated thereby, including the offer and the merger, are advisable and in the best interests of Audience and Audience’s stockholders, (ii) approved and authorized the merger agreement and the transactions contemplated thereby, including the offer and the merger, and (iii) recommended that Audience’s stockholders accept the offer and tender their shares of Audience common stock pursuant to the offer.

Accordingly, and for the reasons described in more detail below under “Audience’s Reasons for the Offer and Merger,” the Audience board of directors recommends that Audience stockholders accept the offer and tender their shares of Audience common stock. A press release dated April 30, 2015, issued by Audience and Knowles announcing the offer, the merger and the other transactions contemplated by the merger agreement, is included as Exhibit (a)(5) hereto and is incorporated herein by reference.

Background of the Offer and the Merger

The Audience board of directors, with input from senior management, regularly reviews and evaluates Audience’s business, strategic plans, performance and prospects with the goal of maximizing stockholder value. As part of this evaluation, the Audience board of directors and certain members of senior management also evaluate various potential strategic alternatives involving possible acquisitions or business combinations that could complement and enhance Audience’s competitive strengths and strategic positions, as well as regularly consider Audience’s prospects as an independent company. This ongoing strategic assessment led to Audience’s acquisition of Sensor Platforms, Inc. on July 11, 2014, enabling Audience to add motion sensing technology to its voice and audio product solutions. In addition, Knowles continually evaluates strategic alternatives in connection with its review of strategy and growth initiatives.

In the spring of 2014, another company in the semiconductor industry (which Audience refers to as Company A) approached Audience in connection with a possible business combination, and Audience and Company A engaged in preliminary discussions. No proposal was ultimately submitted by Company A during the spring of 2014.

In July 2014, Audience’s largest customer, representing approximately 73% of sales for the first half of 2014, preannounced negative financial results for the second quarter of 2014 and its business outlook for the third quarter of 2014. As a result, on July 31, 2014, during Audience’s earnings call for the second quarter of 2014, the business outlook Audience provided for the third quarter of 2014 was materially lower than street estimates/consensus. Audience’s stock price declined approximately 16% to $8.05 at the end of the following trading day.

At a regularly scheduled meeting of the Audience board of directors held on August 20, 2014, Audience’s directors, including Audience’s President and Chief Executive Officer, Peter Santos, reviewed and discussed market activity, management’s revenue projections and expense reductions following an abrupt reduction in forecasted purchases by Audience’s largest customer. In addition, the board of directors reviewed strategic alternatives and market opportunities. After further discussion, the board of directors recommended that Audience focus on executing management’s standalone business plan, but also to continue to consider potential strategic alternatives.

In September 2014, Company A’s Chief Executive Officer invited Mr. Santos and George Pavlov, a member of the Audience board of directors, to join Company A’s Chief Executive Officer and Vice President of Marketing to discuss Company A’s continued interest in Audience. Mr. Santos communicated Company A’s invitation to Mr. Pavlov and Patrick Scaglia, the members of the Technology Committee of the Audience board of directors (the “Technology Committee”). Mr. Scaglia is the chairman of the Technology Committee.

On October 2, 2014, Company A executed a confidentiality and standstill agreement with Audience in order to facilitate further discussions and negotiations between the parties.

On October 13, 2014, Mr. Santos met with Company A’s Chief Executive Officer to discuss Company A’s interest in a potential transaction with Audience.

On October 14, 2014, the Audience board of directors held a meeting. Also in attendance were members of Audience’s senior management team and a representative of Wilson Sonsini Goodrich & Rosati P.C. (“WSGR”), Audience’s outside legal counsel. Among other things, the board of directors discussed, with input from management, the earnings forecast for the third quarter of 2014, the outlook for the fourth quarter of 2014, and the impact of continued reductions in orders placed by Audience’s largest customer. In addition, the board of directors discussed Mr. Santos’ meeting with Company A’s Chief Executive Officer and Audience’s strategic outlook, including, among other things, market conditions, opportunities and risks for Audience.

In October 2014, Audience’s largest customer, representing approximately 74% of sales for the first three quarters of 2014, preannounced negative financial results for the third quarter of 2014 and an uncertain business outlook for the fourth quarter of 2014. As a result, on October 30, 2014, during Audience’s earnings call for the third quarter of 2014, the business outlook Audience provided for the fourth quarter of 2014 was again materially lower than street estimates/consensus. Audience’s stock price declined approximately 37% to $3.73 at the end of the following trading day.

On November 5, 2014, the Technology Committee held a telephonic meeting. Also in attendance were members of Audience’s senior management team. Management provided an analysis of Audience’s strengths and opportunities as well as challenges facing the company and the current competitive landscape. Among other things, the Technology Committee discussed Audience’s recent revenue decline and current efforts and future plans to address its causes. In addition, the Technology Committee recommended to the Audience board of directors that representatives of Deutsche Bank Securities Inc. (“Deutsche Bank”), which was familiar with Audience from having had acted as joint bookrunner in connection with Audience’s initial public offering, discuss Audience’s strategic options at the next meeting of the board of directors.

On November 10, 2014, Mr. Santos held a telephone call with Company A’s Chief Executive Officer to discuss feedback from the parties’ prior meeting. Company A’s Chief Executive Officer informed Mr. Santos that, while Company A remained interested in Audience, it was not in a position to proceed with a potential transaction due to Company A’s concerns about its ability to absorb costs.

On November 13, 2014, the Audience board of directors held a regularly scheduled meeting. Also in attendance were members of Audience’s senior management team and representatives of Deutsche Bank and WSGR. Senior management and the Compensation Committee of the Audience board of directors reported on increased attrition among key technical talent and the retention programs that had been put in place to address the attrition. As recommended by the Technology Committee and in light of the continued oversight by the board of directors of Audience’s long-term strategic plans, the board of directors invited representatives of Deutsche Bank to discuss proposed strategic plans and alternatives for Audience with the members of the board of directors. Among other things, representatives of Deutsche Bank reviewed with the board of directors various potential strategic alternatives which might be available to Audience, including remaining independent, acquiring other businesses, entering into strategic partnerships, and selling the company.

On December 2, 2014, the trading price of Audience’s stock declined to a closing price of $3.32 per share, the lowest closing price since Audience’s initial public offering.

On December 8, 2014, at the invitation of a representative of another potential strategic partner (which Audience refers to as Company B), Mr. Santos met with Company B’s Chief Executive Officer in Palo Alto, California during which Company B’s Chief Executive Officer suggested the possibility of a potential business combination.

On December 16, 2014, at the invitation of Jeff Niew, Knowles’ President and Chief Executive Officer, Mr. Santos met with Mr. Niew in East Palo Alto, California during which Mr. Niew suggested the possibility of a potential business combination. This was the first discussion between the parties on this topic.

Also on December 16, 2014, at the direction of the Audience board of directors, the Technology Committee met to discuss the selection of an investment bank to help advise the board of directors and senior management on a potential strategic alternative process. With input from management, the Technology Committee reviewed those investment banks with whom Audience had preexisting relationships (including Deutsche Bank) along with other potential candidates. The Technology Committee also discussed various relationships that each of the investment banking firms had which might create potential conflicts of interest. After discussion, the Technology Committee recommended that the board of directors retain Deutsche Bank as its financial advisor in light of Deutsche Bank’s in-depth understanding of Audience.

On December 17, 2014, the Audience board of directors held a telephonic meeting during which members of Audience’s senior management presented management’s 2015 annual operating plan, which included management’s projected revenue of $130 million for the year ended December 31, 2015. Active employee attrition was identified by senior management as one of the top risks to achievement of the 2015 plan. After discussion, the board of directors approved the annual operating plan. In addition, the board of directors resolved to formally engage Deutsche Bank to serve as Audience’s financial advisor in connection with the ongoing consideration by the board of directors of possible strategic alternatives. Furthermore, after discussion of the various alternative approaches to managing a strategic process, the board of directors authorized the Technology Committee to supervise the investigation of strategic alternatives. In addition, the board of directors expanded the Technology Committee to include Rich Geruson in addition to Messrs. Pavlov and Scaglia.

On December 18, 2014, the Technology Committee met with members of Audience’s senior management and representatives of Deutsche Bank to discuss Mr. Niew’s suggestion that Audience and Knowles explore a business combination and Audience’s response thereto.

Also on December 18, 2014, the Knowles board of directors met and was briefed regarding the possibility of Knowles undertaking a preliminary evaluation of Audience. During the meeting, the Knowles board of directors formally resolved to retain JPMorgan Chase & Co. (“JPMorgan”) as financial advisor in connection with such evaluation, and authorized management to engage additional advisors in connection with its evaluation of Audience. The board of directors also authorized management to engage in preliminary due diligence of Audience and negotiate with Audience regarding a potential acquisition transaction.

On December 23, 2014, Mr. Santos held a telephone call with Mr. Niew to provide affirmative feedback from the Technology Committee on Mr. Niew’s suggestion that Audience and Knowles explore a business combination.

On January 6, 2015, Audience signed an engagement letter with Deutsche Bank pursuant to which Audience engaged Deutsche Bank in connection with the exploration of potential strategic alternatives.

On January 7, 2015, Knowles executed a confidentiality and standstill agreement with Audience in order to facilitate further discussions and negotiations between the parties.

On January 8, 2015, Knowles formally engaged JPMorgan in connection with its evaluation of Audience.

On January 9, 2015, Mr. Santos, Kevin Palatnik, Audience’s Chief Financial Officer, and Edgar Auslander, Audience’s Vice President of Business Development and Marketing, met at the Westin San Francisco Airport Hotel in Millbrae, California with Mr. Niew, Alexis Bernard, Knowles’ Chief Technology Officer, and Paul Dickinson, Knowles’ Senior Vice President of Corporate Development, to discuss Audience’s business strategy, products and business plans. In addition, the Audience representatives provided the Knowles’ representatives with Audience’s management projections, which included projected revenue of $130 million for the year ended December 31, 2015. At this meeting, members of Knowles’ senior management team reaffirmed Knowles’ interest in a potential business combination with Audience.

During January and February 2015, representatives of Deutsche Bank and Audience’s senior management team worked together to develop a list of potential strategic partners (including Company A and Knowles). The companies on this list comprised potential strategic partners that Audience’s senior management believed, with input from representatives of Deutsche Bank, could have a strategic interest in Audience’s business, focusing in particular on selected handset vendors and other semiconductor vendors relevant to the wireless ecosystem. Prospective private equity acquirers, however, were judged unlikely to be interested in light of Audience’s financial profile and were, therefore, eliminated from further consideration.

Between January 13, 2015 and January 23, 2015, the Technology Committee met several times telephonically to review and discuss management’s financial projections, the list of potential strategic partners, and the costs, benefits and timing of starting a formal process to solicit interest in a potential strategic transaction.

On January 21, 2015, Mr. Dickinson and Mr. Palatnik met to discuss the financial statements and financial outlook of Audience as part of the evaluation by Knowles of a potential strategic transaction with Audience.

On January 26, 2015, Knowles submitted a nonbinding indication of interest to acquire Audience for $6.50 per share in cash.

On January 28, 2015, at a telephonic meeting of the Technology Committee, in which Mr. Mohan Gyani, a member and the chairman of the Audience board of directors, members of Audience’s senior management and a representative of WSGR attended, representatives of Deutsche Bank reviewed the terms of the nonbinding indication of interest Audience had received from Knowles and discussed related financial information relating to the proposal with the Technology Committee. Following discussion with representatives of Deutsche Bank, the Technology Committee recommended that Audience should reject Knowles’ initial proposal but communicate Audience’s desire to engage with Knowles and offer to provide additional information in order to encourage Knowles to increase its offer price. The Technology Committee and the other members of the board of directors present at the meeting then discussed the list of other potential bidders. After discussion, the members of the Technology Committee and other members of the board of directors present instructed Deutsche Bank to immediately contact other potential bidders and informally gauge potential interest in engaging in a strategic transaction with Audience.

On January 29, 2015, Mr. Santos held a telephone call with Mr. Niew to discuss the response of the Technology Committee to Knowles’ indication of interest.

Also on January 29, 2015, Mr. Santos held a telephone call with a member of the senior management of one of the parties identified by Audience management, with input from representatives of Deutsche Bank, as having a potential strategic interest in Audience’s business (which Audience refers to as Company C). During this call, Mr. Santos advised Company C, with whom Audience had a preexisting business relationship, that Audience had received a nonbinding indication of interest from another company and wished to explore Company C’s strategic interest in Audience.

Also on January 29, 2015, representatives of Deutsche Bank began contacting 22 additional potential bidders as directed by the Technology Committee (including Company A and Company C) to inquire about their interest in a potential acquisition of, or strategic combination with, Audience. Of the companies contacted, 17 indicated they had no interest in pursuing discussions of a potential acquisition of, or other business combination with, Audience. Knowles and the remaining five companies, including Company A, Company C and three others (which Audience refers to as Companies D, E and F), expressed general interest in Audience. Of those six companies, two companies, in addition to Company A and Knowles, executed confidentiality and standstill agreements with Audience: Company D on February 2, 2015 and Company E on February 9, 2015. In addition, on February 17, 2015, Audience entered into a confidentiality agreement with Company C that did not contain standstill provisions. Because Company C objected to the inclusion of such provisions, Audience agreed to the confidentiality agreement without standstill provisions in order to facilitate preliminary discussions with

Company C. Although Audience and Company C did not enter into any subsequent confidentiality agreement, Audience intended to renegotiate the confidentiality agreement to include standstill provisions if discussions progressed between the companies.

On February 3, 2015, Mr. Santos held a telephone call with Company A’s Chief Executive Officer who expressed interest in reevaluating Audience in light of the ongoing formal sales process despite the fact that Company A had previously declined to pursue discussion of a business combination.

On February 4, 2015, the Audience board of directors held a telephonic meeting. Also in attendance were senior management of Audience and representatives of Deutsche Bank and WSGR. At the meeting, a representative of Deutsche Bank reviewed financial information relating to Knowles’ proposal and discussed Audience’s options for moving forward with a process to solicit interest in a potential strategic transaction, including process timing. The Deutsche Bank representative also reviewed with the board of directors the efforts of Audience’s senior management and Deutsche Bank to solicit interest from other potential strategic partners, including responses received to date. After discussion, the board of directors concurred with the Technology Committee’s response to Knowles’ proposal and expression of a willingness to continue to engage Knowles in negotiations in order to encourage Knowles to increase its offer price.

On February 6, 2015, the Knowles board of directors held a meeting at which the board was briefed on the status of negotiations with Audience, including with respect to an initial indication of interest provided by Knowles.

On February 9, 2015, representatives of Audience’s senior management held a management meeting with Company D at Audience’s offices in Mountain View, California, with representatives of Deutsche Bank in attendance.

On February 10, 2015, representatives of Audience’s senior management held management meetings with Company A and Company E at WSGR’s offices in Palo Alto, California, with representatives of Deutsche Bank in attendance. During these meetings, Audience’s management provided to Company A and Company E Audience’s management projections, which included revised projected revenue of $125 million for the year ended December 31, 2015.

On February 11, 2015, Messrs. Santos and Palatnik, along with a representative of Deutsche Bank, had a meeting in Chicago, Illinois with members of Knowles’ senior management team, including Messrs. Niew, Bernard and Dickinson, and a representative of JPMorgan, Knowles’ financial advisor. Among other things, Audience presented additional information on a variety of topics, including products, lab technology, intellectual property and financial synergies. At the conclusion of this meeting, the parties agreed to hold further discussions with a focus on Audience’s revenue projections and employee retention.

In mid-February 2015, a representative of Company F notified a representative of Deutsche Bank that Company F was no longer interested in pursuing a transaction with Audience because of lack of business unit support.

On February 15, 2015, a representative of Company D notified a representative of Deutsche Bank that Company D was no longer interested in pursuing a transaction with Audience because of concerns about Audience’s operating losses, limited revenue visibility and highly competitive market.

On February 17, 2015, the Technology Committee held a telephonic meeting. Also in attendance were Messrs. Gyani, Santos, Palatnik and Factor and representatives of Deutsche Bank and WSGR. During this meeting, the Deutsche Bank representative reported on recent meetings with Knowles, including areas of concern Knowles had indicated as areas of focus for its due diligence. The Deutsche Bank representative and Mr. Santos also updated the Technology Committee on communications with other potential strategic partners.

Also on February 17, 2015, following the Technology Committee meeting, Knowles reaffirmed its interest in Audience and submitted a revised nonbinding indication of interest, increasing its proposed purchase price to $6.75 per share and, for the first time, proposed that the purchase price be paid equally in cash and Knowles common stock.

Also on February 17, 2015, Messrs. Santos and Palatnik held a management conference call with Company C, with representatives of Deutsche Bank in attendance.

Also on February 17, 2015, representatives of Deutsche Bank sent a letter to Company E inviting it to submit a written indication of interest for the acquisition of Audience by February 23, 2015.

On February 18, 2015, representatives of Deutsche Bank distributed letters to Company A and Company C, the other remaining potential strategic acquirors who had entered into confidentiality agreements and participated in management presentation sessions with Audience and who continued to show interest in a potential transaction with Audience, inviting each of those parties to submit a written indication of interest for the acquisition of Audience by February 26, 2015.

Also on February 18, 2015, Mr. Santos telephoned Mr. Niew to discuss Knowles’ revised proposal.

On February 20, 2015, Company B’s Chief Executive Officer telephoned Mr. Santos to discuss Company B’s interest in putting forth a proposal for a combination of the companies.

Also on February 20, 2015, the Technology Committee held a telephonic meeting. Also present were Messrs. Gyani, Santos, Palatnik and Factor and representatives of Deutsche Bank and WSGR. The Deutsche Bank representative provided an update on the status of the strategic process and discussed certain financial information relating to Knowles’ revised indication of interest.

On February 21, 2015, another potential strategic partner (which Audience refers to as Company G) made an unsolicited inquiry to Deutsche Bank, requesting participation in the process.

On February 23, 2015, the Audience board of directors held a telephonic meeting. With input from Audience’s senior management team, the board of directors discussed a response to Knowles’ revised proposal. After discussion, the board of directors determined to submit to Knowles a counterproposal at $7.25 per share with a fixed-value stock component. Representatives of Deutsche Bank, who also attended the meeting, provided an update on the strategic process and discussed certain financial information relating to Knowles’ revised indication of interest.

Also on February 23, 2015, representatives of Audience’s senior management held a follow-up due diligence session with representatives of Company A’s management at WSGR’s offices in Palo Alto, California, with representatives of Deutsche Bank in attendance.

On February 24, 2015, at the direction of the Audience board of directors, Mr. Santos telephoned Mr. Niew and communicated to him Audience’s counterproposal of $7.25 per share with a fixed-value stock component.

On February 25, 2015, Audience received a letter from Company B expressing Company B’s interest in exploring an acquisition of Audience but which did not specify a price or terms.

Also on February 25, 2015, the Audience board of directors held a meeting, with representatives of Deutsche Bank in attendance, during which members of Audience’s senior management team led a discussion on Audience’s financial results for the fourth quarter of 2014 and the status of management’s 2015 standalone business plan, including milestones and key objectives. Management discussed employee attrition in the first quarter of 2015 and the retention programs that had been launched to address this. In addition, the Deutsche Bank representative presented an overview of Company A and discussed the strategic process, including Company B’s expression of interest. Following the meeting of the board of directors, Mr. Santos contacted Company B to request a written indication of interest containing specific terms.

Also on February 25, 2015, Company G executed a confidentiality and standstill agreement with Audience in order to facilitate further discussions and negotiations among the parties.

On February 26, 2015, Company A submitted a written, nonbinding indication of interest with a proposed purchase price range of $6.10 to $6.75 per share paid equally in cash and stock. Company A was the only party to respond to Audience’s initial bid deadlines with a written proposal. In addition, Company E indicated that it was not yet able to submit a written indication of interest but was working internally to do so.

Also on February 26, 2015, Mr. Santos held a telephone call with Mr. Niew to provide feedback from the Audience board of directors on Knowles’ proposal submitted to Audience on February 17, 2015.

During the evening of February 26, 2015, representatives of JPMorgan and Deutsche Bank spoke by telephone. During the conversation, the representatives of JPMorgan indicated that Knowles would increase its proposed purchase price to $7.00 per share paid equally in cash and Knowles common stock. With respect to the stock component, Knowles would provide for a fixed-stock value of $3.50 per share so long as Knowles’ stock remained within a range that was 7.5% above or below the price at announcement.

On February 27, 2015, representatives of Audience’s senior management held a management meeting with Company G in Santa Clara, California, with a representative of Deutsche Bank in attendance.

On March 3, 2015, a representative of Company G contacted a representative of Deutsche Bank to indicate that Company G planned on submitting a nonbinding indication of interest.

Between March 5, 2015 and March 20, 2015, members of Audience’s management team held due diligence sessions, both telephonically and in person at WSGR’s offices in Palo Alto, California, with members of Knowles’ management team.

On March 6, 2015, following discussion between Messrs. Santos and Niew, Knowles delivered to Audience a revised written indication of interest with a proposed purchase price of $7.00 per share paid equally in cash and Knowles common stock, including a fixed-stock value of $3.50 per share so long as Knowles’ stock remained within a range that was 12.5% above or below the price at announcement measured on a ten day trading average.

Also on March 6, 2015, Messrs. Santos and Niew spoke on the telephone to discuss employee and due diligence matters, and Audience granted Knowles access to a dataroom to facilitate ongoing due diligence of Audience.

On March 7, 2015, Company G notified a representative of Deutsche Bank that it was no longer interested in pursuing a transaction with Audience because it determined Audience was not a strategic fit.

On March 9, 2015, the Technology Committee held a telephonic meeting. Also present at this meeting were Messrs. Santos, Palatnik and Factor and representatives of Deutsche Bank and WSGR. The Deutsche Bank representative reported on discussions with other potential bidders, including that Company A did not indicate a willingness to increase its proposed purchase price but was willing to meet again with Audience management so that additional information could be shared to enable Company A to reconsider its proposal. Mr. Santos reported on a call during which Company B expressed interest in learning more about Audience under a confidentiality agreement but was highly unlikely to have the resources to make a bid in the range of the bids already received. After discussion, it was decided to provide Company B with a modest amount of information in order to keep Company B as a prospective bidder but without distracting management time.

On March 13, 2015, representatives of Audience held a follow-up meeting with Company A during which Audience provided a supplemental management presentation.

Also on March 13, 2015, Company B’s Chief Executive Officer telephoned Mr. Santos to discuss the process of exchanging information under a confidentiality agreement to be entered into between the parties.

Also on March 13, 2015, a representative of Company C requested follow-up due diligence.

On March 17, 2015, Company B executed a confidentiality and standstill agreement with Audience in order to facilitate further discussions and negotiations among the parties, and indicated that it would submit a written nonbinding indication of interest during the week of March 23, 2015.

On March 18, 2015, Messrs. Santos and Niew held a telephone call to discuss the progress of due diligence and the timeline to reach a definitive agreement.

Also on March 18, 2015, representatives of Audience’s senior management held a follow-up due diligence session with representatives of Company A’s management in San Jose, California, with representatives of Deutsche Bank in attendance.

Also on March 18, 2015, Mr. Santos held a telephone call with Company B’s Chief Executive Officer during which background information on Audience’s projected 2015 financial results was provided.

On March 19, 2015, Company A, after reviewing additional due diligence materials, notified a representative of Deutsche Bank that any future proposal from Company A would be significantly lower than its initial proposed purchase price range of $6.10 to $6.75 per share in cash and stock.

On March 20, 2015, at the direction of Audience management, a representative of Deutsche Bank provided follow-up financial due diligence information to Company C and advised Company C to submit a written indication of interest if it wished to engage in further due diligence. Company C did not submit a written indication of interest.

On March 23, 2015, the Technology Committee held a telephonic meeting. Also present at this meeting were Barry Cox, a member of the Audience board of directors, and Mr. Santos and members of Audience’s senior management, Messrs. Palatnik and Factor, and representatives of Deutsche Bank and WSGR. During this meeting, representatives of Deutsche Bank reported on ongoing discussions with Knowles and the status of Knowles’ diligence process. The representatives of Deutsche Bank and Mr. Santos also discussed timing considerations relating to the strategic process, including the transaction timeline proposed by Knowles. In addition, the Deutsche Bank representative reported to the Technology Committee Company A’s indication that it would significantly reduce its initial bid if Company A proceeded with a transaction because of a concern with Audience’s risk profile and operating losses.

Also on March 23, 2015, Sidley Austin LLP (“Sidley”), Knowles’ outside legal counsel, delivered a draft definitive merger agreement to Audience.

On March 24, 2015, Messrs. Santos, Niew and Dickinson met in Woodside, California to discuss the terms of the definitive agreement. During this meeting, Mr. Santos informed Messrs. Niew and Dickinson that Audience’s revised projected revenue for the year ended December 31, 2015 would be at least 10% lower than management’s previous projection of $130 million.

On March 26, 2015, Company B submitted a nonbinding indication of interest to acquire Audience. The proposal indicated a price range of $6.50 to $7.50 per share and was subject to Company B’s ability to finance the transaction. At the direction of Audience’s management, representatives of Deutsche Bank spoke with representatives of Company B on March 27 and 28, 2015 to clarify certain information relating to the proposal.

On March 30, 2015, the Technology Committee held a telephonic meeting. Also present at this meeting were Messrs. Santos, Gyani and Cox, members of Audience’s senior management, Messrs. Palatnik and Factor, and representatives of Deutsche Bank and WSGR. During this meeting, representatives of Deutsche Bank provided an update on the strategic process and reported on the nonbinding indication of interest received from Company B on March 26, 2015, including its analysis of whether Company B would be able to obtain financing in order to consummate a transaction with Audience (taking into account the clarifications provided by Company B on March 27 and 28, 2015). Following discussion, the Technology Committee determined to continue prioritizing negotiations with Knowles in light of the uncertainty of the financing terms included in Company B’s proposal and instructed Deutsche Bank to advise Company B that Audience would not move forward on the terms proposed. In addition, Mr. Santos reported on the status of due diligence with Knowles.

Also on March 30, 2015, WSGR delivered to Sidley a revised draft of the merger agreement. Over the course of the following week, the parties continued to negotiate the provisions of the merger agreement.

On April 3, 2015, a representative of Deutsche Bank notified Company B that Audience was not willing to move forward on the terms in Company B’s written indication of interest because of the uncertainty and risks associated with Company B’s ability to finance an acquisition.

On April 7, 2015, Company B delivered a follow-up letter to the Audience board of directors, which continued to express its interest in acquiring Audience on the same price and terms submitted on March 26, 2015.

On April 8, 2015, Sidley delivered to WSGR a draft of the voting agreement Knowles proposed to be entered into by Audience’s directors, certain members of Audience’s senior management, and certain affiliates of Tallwood Venture Capital, a venture capital firm affiliated with a member of the Audience board of directors.

On April 9, 2015, Mr. Santos telephoned Company B’s Chief Executive Officer to discuss Company B’s ability to finance a transaction. Company B suggested that it was confident Company B could finance a transaction via a PIPE (private investment in public equity) financing combined with debt. Company B noted that it had not explored the availability of financing from banking or other sources.

Also on April 9, 2015, after several weeks without contact, a representative of Company E notified Deutsche Bank that it was not yet able to submit an initial nonbinding indication of interest.

On April 10, 2015, the Audience board of directors held a meeting. In attendance were members of Audience’s senior management and representatives from Deutsche Bank and WSGR. At the meeting, the Deutsche Bank representative provided an update on the strategic process, including recent communications with Company B and various risks associated with Company B’s proposal for financing a proposed transaction. Audience’s senior management provided a preliminary report on financial results for the first quarter of 2015 and the outlook for the year ended December 31, 2015. It was noted that the 2015 forecast had been reduced from $130 million to $105 million based on reductions in the existing product forecast of Audience’s largest customer and the utilization by such customer of an alternative Audience product with a lower selling price in an upcoming smartphone model, and that this would further increase operating losses and reduce Audience’s projected cash balances for the year ended December 31, 2015.

On April 14, 2015, Mr. Santos and representatives of Knowles’ management met with Audience’s largest customer.

On April 15, 2015, the Audience board of directors held a meeting. In attendance were members of Audience’s senior management and representatives from Deutsche Bank and WSGR. Among other things, the board of directors discussed the ongoing strategic process involving Knowles, including recent meetings among Knowles, Audience and its largest customer. In addition, the Deutsche Bank representative reviewed with the board of directors certain financial information relating to the Knowles proposal and the status of ongoing discussions with other potential strategic acquirors. The board of directors discussed, with representatives of Deutsche Bank, the challenges of remaining an independent company, including employee attrition (which was discussed in previous meetings of the board of directors and identified by senior management as one of the top risks to achievement of Audience’s 2015 annual operating plan).

On April 16, 2015, Mr. Niew contacted Mr. Santos via telephone to describe a letter that Mr. Niew would soon send. Shortly thereafter, Mr. Niew sent a letter to Mr. Santos indicating that Knowles was no longer willing to proceed at a purchase price of $7.00 per share. Knowles indicated that its due diligence revealed that the valuation underlying its proposed purchase price could no longer be supported based primarily on (i) management’s lowered 2015 revenue forecast (representing nearly a 20% decrease from $130 million down to $105 million), (ii) Knowles’ belief, based on information available to it at that time, that 2015 revenue would more likely be $70 to $75 million (representing an overall reduction of approximately 45% from the management projections initially provided to Knowles), (iii) the resulting higher cash burn and lower cash balance, resulting in an expected shortfall to the free cash flow forecast initially provided to Knowles, and (iv) higher than expected costs of retaining key talent. As a result, Knowles proposed resuming discussions with Audience in May 2015 following the parties’ quarterly earnings releases.

Later on April 16, 2015, representatives of Audience’s senior management and Deutsche Bank held conference calls with representatives of Knowles’ senior management to discuss Knowles’ letter.

On April 17, 2015, the Audience board of directors held a telephonic meeting. In attendance were members of Audience’s senior management and representatives of Deutsche Bank and WSGR. Among other things, the board of directors discussed the recent developments with Knowles. In addition, the Deutsche Bank representatives reviewed the history and status of discussions with other potential interested parties. The Audience board of directors also discussed the recent increase in the market price of Audience common stock, which, during the preceding two weeks of trading beginning on March 30, 2015, averaged a closing price of $4.64 per share. From April 13, 2015 through April 16, 2015, however, the closing price of Audience common stock increased approximately 27.6% from $4.85 to $6.19 per share. The board of directors determined that this increase in price was unrelated to Audience’s commercial prospects. After discussion, the board of directors concluded that there would be significant downward pressure on Audience’s stock price after Audience announced its results for the first quarter of 2015 and management’s revised guidance for the second quarter of 2015, and that a lower stock price would make it much more difficult to negotiate an acquisition price. In addition, the board of directors determined that there was a significant risk that delays in negotiating a transaction could lead to substantial additional employee attrition, which would create additional difficulty in negotiating a transaction. As a result, the board of directors discussed potential alternative structures that could be proposed to Knowles, including a contingent value right structure in which a portion of the cash purchase price would be tied to future revenue milestones, with the aim of promptly concluding a deal with Knowles on the best possible terms.

On April 17 and 20, 2015, management of Audience held follow-up due diligence sessions with representatives of Company E, with representatives of Deutsche Bank in attendance.

On April 18, 2015, representatives of Audience, Knowles, Deutsche Bank, JPMorgan, WSGR and Sidley held conference calls to discuss Audience’s proposal that a portion of the cash purchase price take the form of contingent value rights tied to the achievement of certain revenue milestones for 2015.

On April 20, 2015, Messrs. Santos and Palatnik held a conference call with representatives of Company B’s management, with a representative of Deutsche Bank in attendance. During the call, the parties discussed Company B’s proposal to use a PIPE financing to fund an acquisition, with fundraising conducted under a nondisclosure agreement and the financing being secured at closing. The Deutsche Bank representative discussed the risks of such an approach. Company B indicated that it would also consider a transaction with 30% to 35% of the price to be paid in stock and any needed funds raised through a PIPE financing and/or the issuance of debt.

Also on April 20, 2015, the Technology Committee held a telephonic meeting, in which Messrs. Gyani, Santos, Palatnik and Factor and representatives of Deutsche Bank and WSGR attended. At the meeting, Mr. Santos reported on developments regarding a potential transaction with Knowles, including the proposal that the deal consideration include a contingent value rights component. In addition, a representative of Deutsche Bank reported on discussions with Company B. The Deutsche Bank representative discussed with the directors a number of risks to a transaction with Company B, including that Company B would have to persuade potential investors to invest in a highly-dilutive transaction, that such investors would likely require a substantial discount to Company B’s market price, that depending on price, Company B might be required to obtain stockholder approval for the financing, that the financing may not be successful, and that if efforts to find investors were unsuccessful, Audience would be forced to announce that an acquisition agreement had been negotiated and then withdrawn. In addition, the relative illiquidity of Company B’s stock rendered any transaction involving stock unfavorable to Audience’s stockholders. Following discussion, the Technology Committee directed management to communicate to Knowles the need for a revised bid and directed management and Deutsche Bank to pursue further discussions with other parties.

On April 21, 2015, representatives of Knowles delivered to representatives of Audience a revised proposal for a per share purchase price of $2.25 in cash and $2.25 in Knowles common stock delivered at closing, plus contingent value rights of $0.25 to $2.50 per share earned upon Audience’s achievement of certain revenue milestones.

Later on April 21, 2015, the Technology Committee held a telephonic meeting, in which Messrs. Santos and Palatnik and representatives of Deutsche Bank and WSGR attended. At the meeting, Mr. Palatnik reviewed the revised terms proposed by Knowles and a counter-proposal formulated by management with the assistance of Deutsche Bank. The Technology Committee discussed pricing and negotiation considerations, including the mix of cash and stock. In addition, Mr. Santos discussed the outlook for the second quarter of 2015 and the expectation that guidance for the second quarter of 2015 would be significantly below consensus, increasing cash burn and investor concerns. After discussion, the Technology Committee authorized management to communicate the counter-proposal to Knowles.

As directed by the Technology Committee, during the evening of April 21, 2015, representatives of Audience communicated to representatives of Knowles a proposal to increase the per share closing consideration to $2.75 in cash and $2.75 in Knowles common stock, plus contingent value rights of $0.30 to $1.50 per share.

Over the course of the following two days, the parties continued to negotiate the proposed contingent value rights component of the purchase price. On April 22, 2015, representatives of Knowles delivered to representatives of Audience a revised proposal of $2.25 in cash and $2.25 in Knowles common stock with increased contingent value rights of $0.50 to $2.50 per share. During this timeframe, representatives of Audience and Knowles also discussed the possibility of a proposal that did not include contingent value rights. The Knowles representatives emphasized their concerns that Audience’s revenue projection for the second quarter of 2015 would be decreased.

Also on April 22, 2015, the Technology Committee held a telephonic meeting, in which Messrs. Santos and Palatnik and representatives of Deutsche Bank and WSGR attended. The Technology Committee directed members of management to continue negotiations with Knowles based on the most current revenue projection for the second quarter of 2014 and identified specific background information needed for the Audience board of directors to make a final determination with regard to price.

On April 23, 2015, based on the instructions previously received on April 20, 2015, a representative of Deutsche Bank contacted representatives of Company A and Company E and provided each with an overview of

Audience’s revised 2015 management forecast. Both Company A and Company E responded that they would take such information under advisement but that they were not prepared to make any proposal to acquire Audience until after Audience’s earnings release for the first quarter of 2015 scheduled to occur at the end of the month.

On April 24, 2015, representatives of Knowles delivered to representatives of Audience a revised proposal of a total purchase price of $4.70, with no contingent value rights, which consisted of $2.35 in cash and $2.35 in Knowles common stock delivered at closing.

Also on April 24, 2015, the Audience board of directors held a telephonic meeting. Also in attendance were Messrs. Palatnik and Factor and representatives of Deutsche Bank and WSGR. During the meeting, the board of directors reviewed Audience’s current financial and business position, including current and forecasted customer orders from its largest customer that had significantly decreased during the last several weeks, negatively impacting projections for the second quarter of 2015 and for the year ended December 31, 2015. The result was a business outlook for the second quarter of 2015 that was materially lower than market analyst consensus estimates and a reduction in 2015 sales projections from $105 million to $90 million. The impact of this forecast change was an erosion of projected operating results for the year ended December 31, 2015 as well as to projected cash balances for the year ended December 31, 2015. The board of directors also discussed the market price of Audience stock and the likely market response to management’s revised financial projections and that the market price would likely decline significantly once the new revenue outlook was communicated.

In addition, the Audience board of directors discussed the significant risks of remaining independent. The board of directors reviewed potential plans and risks related to a potential restructuring of Audience’s business. The Deutsche Bank representative discussed that management’s plan required raising additional financing if Audience remained independent and advised the board of directors that such financing, if available, would likely be on unfavorable terms.

During the April 24, 2015 meeting, the Audience board of directors further discussed the revised offer received from Knowles and the risks of waiting to sign a transaction until after Audience’s earnings release scheduled for April 30, 2015. It was noted that the absence of a transaction announcement at Audience’s earnings release and the restarting of a bidding process would increase the risk of employee attrition. The Deutsche Bank representative also updated the board of directors that Company A indicated it believed Audience’s 2015 revenue would be lower than estimated and that it had concerns with Audience’s high operating losses and Company A’s ability to absorb such losses. The representative of WSGR discussed with the board of directors its fiduciary duties under applicable law. After discussion, the board of directors concluded that completing a transaction with Knowles would better serve the interests of Audience’s stockholders than prolonging the effort to secure other bids, which may or may not have materialized, in particular on comparable terms.

As directed by the Audience board of directors, on April 25, 2015, members of Audience’s senior management team continued negotiations with representatives of Knowles. On April 26, 2015, representatives of Knowles and Audience agreed to a revised proposed purchase price, without a contingent value rights component, of $5.00 per share paid equally in cash and Knowles common stock so long as Knowles’ stock remained within a range that was 12.5% above or below the price at announcement measured on a ten day trading average.

From April 27, 2015 through April 29, 2015, representatives of WSGR and Sidley exchanged drafts of the merger agreement. During this time, representatives of Audience and Knowles worked to resolve outstanding business and due diligence issues.

On April 27, 2015, a representative of Deutsche Bank spoke with a representative of Company B and provided Company B with an overview of Audience’s revised forecast for the second quarter of 2015 and for the year ended December 31, 2015. Company B responded that the information required further diligence, which Company B advised it could not undertake until late May 2015.

Also on April 27, 2015, the Audit Committee of the Audience board of directors (the “Audit Committee”) held a meeting. Messrs. Pavlov and Geruson and Marvin Burkett (Chairman) are the members of the Audit Committee. Also present were Mr. Santos and members of Audience’s management team and representatives of WSGR and Audience’s external auditors. Among other things, the Audit Committee discussed Audience’s financial results for the three months ended March 31, 2015, including its performance relative to forecast and the business outlook that Audience had previously provided to investors. The Audit Committee also discussed shipment forecasts of major customers and management’s reduced forecasts for the second quarter of 2015.

Also on April 27, 2015, the Audience board of directors held a meeting. In attendance were members of Audience’s senior management and representatives of Deutsche Bank and WSGR. The board of directors reviewed Audience’s current situation, its revenue forecast, including the impact of recent substantial declines in the forecasted orders from certain large customers, as well as the company’s likely need to obtain additional financing to continue its operations. The board of directors noted that it was likely that Audience’s stock price would decline substantially if Audience remained independent and discussed other risks of remaining independent. The Deutsche Bank representative reviewed certain financial information relating to Audience’s standalone business, recent stock price developments and the revised proposed terms of a transaction with Knowles, and provided an update on recent discussions with other potential acquirors.

On April 28, 2015, a meeting of the Knowles board of directors occurred, at which Knowles’ senior management and representatives of JPMorgan and Sidley were present. Senior management briefed the board of directors regarding its due diligence findings and provided the board with a summary of the merger agreement, and the board was further briefed regarding valuation, potential synergies of the combined businesses and other financial and legal aspects of the proposed transaction. Following these discussions, and after consideration, the board of directors adopted the merger agreement, and authorized officers of Knowles to execute and deliver the merger agreement.

On April 29, 2015, a meeting of the Audience board of directors occurred in which Audience’s senior management, and representatives of Deutsche Bank and WSGR participated. Mr. Santos presented a review of potential benefits and risks related to the transaction and responded to questions from the directors. Representatives of Deutsche Bank then reviewed the sale process, reviewed Deutsche Bank’s financial analysis of the consideration proposed to be paid in the offer and the merger and rendered an oral opinion, which was subsequently confirmed by delivery of a written opinion dated April 29, 2015, to the effect that, as of such date, and based upon and subject to the assumptions, limitations, qualifications and conditions set forth in such opinion, the consideration to be paid to holders of outstanding shares of Audience common stock (excluding Knowles and its affiliates) pursuant to the merger agreement was fair from a financial point of view to such holders. See “—Opinion of Audience’s Financial Advisor.” The WSGR representative then reviewed the material provisions of the merger agreement and the form of tender and support agreement. Following all of these discussions, and after consideration, the board of directors determined that the merger agreement was advisable and in the best interests of Audience and its stockholders, approved and authorized the merger agreement, and recommended that Audience’s stockholders accept the offer and tender their shares of Audience common stock pursuant to the offer.

Following the approval of the merger agreement by the Knowles board of directors on April 29, 2015, the parties entered into the merger agreement after the close of business on April 29, 2015.

The parties’ entry into the merger agreement was announced in a joint press release issued by Knowles and Audience prior to the opening of trading on the morning of April 30, 2015.

Audience’s Reasons for the Offer and Merger

In evaluating the offer, the merger and the merger agreement, the Audience board of directors consulted with Audience management and legal and financial advisors. In reaching its decision that the offer and the merger are advisable, and in reaching its recommendation that stockholders tender their shares of Audience common stock in the offer and, if required by applicable law, adopt the merger agreement, the Audience board of directors considered a number of factors, including the following material factors (not necessarily presented in order of relative importance), which the Audience board of directors viewed as supporting its recommendation:

•

The Audience board of directors’ understanding of Audience’s business and operations, including business strategy, competitive position and historical performance, and its current and historical results of operations, financial prospects and condition, and the perceived risk of continuing as a standalone public company, including:

•	The fact that there has been, and continues to be, substantial reductions in Audience’s customer orders, including from Audience’s largest customer for the three months ended June 30, 2015.

•

The fact that Audience has reported substantial declines in revenue, including a 49% reduction in reported revenue for the three months ended March 31, 2015 over the three months ended March 31, 2014, and a reduction in management’s projected revenue of $130 million to $90 million for the year ended December 31, 2015, leading to increased operating losses and reductions in Audience’s projected cash balances.

•	The fact that Audience is not able to forecast with high confidence mid-term and long-term customer purchases and the resulting revenue.

•

The Audience board of directors’ determination that management’s projected revenue of $90 million for the fiscal year ended December 31, 2015 would erode projected operating results for 2015 as well as the projected cash balances and contribute to material increases in employee attrition in an already competitive labor market.

•	The expectation that further reductions in future customer orders as well as significant changes to strategy that would likely occur as a standalone entity would accelerate loss of key employees.

•

The Audience board of directors’ assessment of Audience’s ability to achieve its business plan as an independent enterprise, including Audience’s potential need for additional financing and the likelihood that such financing, if available, would be on unfavorable terms.

•	The fact that, on April 1, 2015, the closing price of Audience common stock was $4.54 per share and that, during the week of April 13, 2015, the closing price of Audience common stock spiked approximately 27.6% from $4.85 per share on April 13, 2015 to $6.19 per share on April 16, 2015, and the Audience board of directors’ view that the market price of Audience common stock on April 16, 2015 was substantially higher than the intrinsic value of Audience’s business and operations, including Audience’s earnings for the three months ended March 31, 2015 and reduced outlook for the year ended December 31, 2015.

•	The strong likelihood that the price of Audience common stock would come more in line with intrinsic value following Audience’s release of earnings for the three months ended March 31, 2015 and guidance for the three months ended June 30, 2015, and would trade significantly below $4.00 per share following the earnings release.

•	The Audience board of directors’ view that sustained operating losses and reductions in customer orders, among other things, may require either additional financing or modification to Audience’s strategy, product direction and expense base, or both, if it were to remain an independent enterprise.

•	The Audience board of directors’ understanding of significant limitations on Audience’s ability to effectively pursue potential expansion opportunities into new business lines through acquisitions in light of recent and ongoing challenges facing Audience, including, but not limited to, declining revenue and cash reserves, recent reductions in customer orders and employee retention.

•	The fact that the Audience board of directors conducted a thorough and intensive review of a potential sale and strategic alternatives, including that:

•	Deutsche Bank, on behalf of Audience, contacted a total of 22 potential strategic buyers (in addition to Knowles) in an effort to obtain the best value reasonably available to stockholders.

•	Of the 22 potential strategic buyers contacted and Knowles, only three parties made proposals to acquire Audience: Company A (which later retracted its proposal), Company B (whose proposal the Audience board of directors deemed inferior due to the uncertainty and risks associated with the financing for Company B’s proposal), and Knowles as further described above.

•	The two other parties that made proposals were well behind Knowles in both process and intensity of interest, one of which expressed strong concern about the level of operating losses that it would need to absorb in a transaction with Audience, even at the higher projected revenue levels presented early in the strategic process.

•	The risk that prolonging the strategic alternatives process beyond Audience’s earnings announcement for the three months ended March 31, 2015 could have resulted in the loss of a favorable opportunity to successfully consummate the transaction with Knowles, due to, among other things, the likelihood that circumstances following the earnings release, including a dramatically reduced share price, news of reduced customer orders, and speculation about a necessary restructuring would substantially accelerate loss of talent.

•	The Audience board of directors’ belief that the market price of Audience stock would significantly decline following the public announcement of Audience’s earnings for the three months ended March 31, 2015 and management’s business outlook for the three months ended June 30, 2015 and the perceived execution risk for obtaining the best value reasonably available to Audience’s stockholders once Audience’s first quarter earnings and second quarter business outlook were communicated.

•	The competitive landscape and the dynamics of the market for Audience’s products and technology, and the assessment that other alternatives were not reasonably likely to create greater value for stockholders than the proposed transaction with Knowles, taking into account execution risk as well as business, competitive, industry and market risk.

•	The consideration to be paid to the holders of Audience common stock, including:

•	The Audience board of directors’ belief that the consideration of $5.00 per share paid in cash and shares of Knowles common stock (subject to adjustment as described in this prospectus/offer to exchange and the related letter of transmittal) to be paid to the holders of Audience shares pursuant to the merger agreement is the best price reasonably attainable for Audience stockholders.

•	The fact that the cash component of the consideration in the transaction would provide certainty of value and liquidity to Audience stockholders.

•

The fact that the stock component of the consideration in the transaction would afford Audience stockholders both the opportunity to participate in all of the benefits of the combined company, including future growth and expected synergies of the combined company, while retaining the flexibility of selling all or a portion of those shares for cash at any time.

•

The fact that the merger agreement provides that the exchange ratio for the stock component of the consideration in the transaction is to be set based upon the volume weighted average of the sale prices for the Knowles common stock on each of the 10 consecutive trading days ending on and including the second trading day prior to the expiration of the offer, subject to a collar, which is intended to maintain the $2.50 per share value of the stock component of the consideration, thereby providing downside protection for Audience stockholders if Knowles common stock declines to less than $18.16 per share while maintaining a portion of the upside potential if Knowles common stock increases in value to more than $23.35 per share.

•

The fact that the $5.00 implied value of the merger consideration would result in an implied enterprise value for Audience of approximately $86 million, resulting in multiples of enterprise value to last quarter annualized revenue and management estimates of 2015 and 2016 revenue of 1.2x, 1.0x and 0.6x, respectively.

•

The financial analyses reviewed and discussed with the Audience board of directors by representatives of Deutsche Bank on April 29, 2015 and the oral opinion of Deutsche Bank, subsequently confirmed in writing, rendered to the Audience board of directors to the effect that, as of April 29, 2015 and based upon and subject to the assumptions, limitations, qualifications and conditions set forth in such opinion, the consideration to be paid to holders of outstanding shares of Audience common stock (excluding Knowles and its affiliates) pursuant to the merger agreement was fair, from a financial point of view, to such holders, as further described below in the section entitled “—Opinion of Audience’s Financial Advisor.”

•

The financial market conditions and historical market prices, volatility, liquidity and trading information with respect to the shares of each of Audience and Knowles, including the historically higher market multiple on Knowles common stock.

•

The determination by the Audience board of directors that Knowles’ offer represented the best opportunity to maximize stockholder value available reasonably attainable to Audience and that none of the other strategic and operating options available to Audience (including remaining independent and pursuing Audience’s standalone plan) was likely to present an opportunity that is equal or superior to the proposed transaction with Knowles or to create value for Audience stockholders that is equal to or greater than the value created by the proposed transaction in the foreseeable future, after considering the risks, potential advantages, uncertainties and time required to execute these other strategic and operating options.

•

Knowles’ business, results of operations, financial condition, earnings and return to stockholders on a historical and prospective basis, including, but not limited to, the increased potential for growth, development and profitability of Knowles following the completion of the merger (taking into account the results of Audience’s due diligence review of Knowles), in comparison to Audience’s business, results of operations, financial condition, earnings and return to stockholders on a historical and prospective standalone basis, including ongoing challenges with employee retention, declining revenue and cash reserves, and recent reductions in customer orders.

•

The Audience board of directors’ assessment, based on its analysis and understanding of the financial performance, financial condition, earnings and future prospects of the combined company, that Knowles following the completion of the merger will have enhanced size and scope, which is expected to lead to improved financial strength and enable Knowles to capture highly attractive opportunities in the semiconductor industry, enabling Audience stockholders to participate in the upside of owning more liquid shares in a company that is larger and better capitalized.

•

The belief of the Audience board of directors that synergies between Knowles and Audience, including, among other things, the complementary nature of the two companies’ products and the ability to offer Audience’s technologies to more customers through Knowles’ larger sales and distribution presence, would lead to accelerated growth and market adoption of the combined company, thereby increasing the value of Knowles common stock that Audience stockholders would receive in the offer and merger.

•	The terms of the merger agreement, which the Audience board of directors viewed to be the product of arms’-length negotiation, including:

•

The ability of the parties to complete the offer and consummate the merger, including the fact that Purchaser’s obligation to complete the offer and consummate the merger is not subject to any financing condition.

•

The limited number and nature of the conditions to Knowles’ obligation to consummate the merger and the limited risk of non-satisfaction of such conditions (subject to the terms and conditions of the merger agreement), including Knowles’ commitment in the merger agreement to use its reasonable best efforts to complete the offer and the merger.

•	Audience’s ability, under certain circumstances, to furnish information to and conduct negotiations with third parties regarding acquisition proposals.

•

Audience’s ability to terminate the merger agreement in order to accept a superior proposal, subject to Knowles’ ability to match such superior proposal and subject to paying Purchaser a total termination fee of $5 million and other conditions of the merger agreement.

•

The fact that the Audience board of directors believed that the total termination fee of $5 million, which is approximately 3.8% of Audience’s implied equity value in the merger, is reasonable and not preclusive of other offers.

•

That consummation of the merger is subject to a number of conditions, including that a majority of the outstanding Audience shares have been validly tendered (and not properly withdrawn) in the offer and the receipt of the required regulatory approvals as further described in the prospectus/offer to exchange under the caption “The Offer—Conditions to the Offer.”

•	Audience’s entitlement to specific performance to prevent breaches of the merger agreement.

•

The availability of statutory appraisal rights, if the merger is consummated, to Audience’s stockholders who did not tender Audience shares in the offer and comply with all required procedures of the DGCL, which allow such stockholders to seek appraisal of the fair value of their shares of common stock as determined by the court, as further described below in “Item 8. Additional Information—Notice of Appraisal Rights.”

•

The Audience board of directors’ view that the terms of the merger agreement would be unlikely to deter third parties from making a superior proposal, including the merger agreement’s terms and conditions as they relate to changes in the recommendation of the Audience board of directors and the belief that the termination fee potentially payable to Purchaser is reasonable in light of the circumstances, consistent with or below fees in comparable transactions and not preclusive of other offers, as further described in the prospectus/offer to exchange under the captions “The Merger Agreement—Prohibition on Solicitation of Alternative Transactions” and “The Merger Agreement—Recommendation of the Audience Board of Directors.”

In addition to those set forth above, the Audience board of directors considered a number of additional uncertainties and risks concerning the offer and the merger and with respect to its recommendation, including the following (which factors are not necessarily presented in order of relative importance):

•

The risks and costs to Audience if the offer is not completed, including the possibility that the conditions to the offer may not be satisfied, and the merger is not consummated, and the adverse impact this would have on Audience and its business, including the diversion of management and employee attention, potential employee attrition, the incurring by Audience of significant transaction costs, and the potential effect on Audience’s relationships with customers, suppliers, employees and other third parties who may be adversely affected.

•

The fact that the number of shares of Knowles common stock offered as consideration is subject to a collar and, therefore, that the actual value of the Knowles common stock may be greater or less than the $2.50 per share of Audience common stock.

•

The requirement that Audience pay Purchaser a total termination fee of $5 million (including expenses) under certain circumstances following termination of the merger agreement, including if the Audience board of directors terminates the merger agreement to accept a superior proposal, and, under certain circumstances, provide expense reimbursement to Knowles up to $3 million.

•

The restrictions on the conduct of Audience’s business prior to the consummation of the merger, including the requirement that Audience conduct its business in the ordinary course, subject to specific limitations, which may delay or prevent Audience from undertaking business opportunities that may arise before the completion of the merger and that, absent the merger agreement, Audience might have pursued.

•	The fact that the consideration in the transaction would be taxable to Audience’s stockholders that are U.S. persons for U.S. federal income tax purposes.

•	The fact that under the terms of the merger agreement, Audience is unable to solicit other acquisition proposals during the pendency of the offer and the merger.

•

The significant costs involved in connection with entering into the merger agreement and completing the merger and the substantial time and effort of Audience management required to complete the merger, which may disrupt Audience’s business operations.

•	The fact that Audience’s business, sales operations and financial results could suffer in the event that the offer is not completed and the merger is not consummated.

•

The fact that the public announcement of the offer and the merger agreement might adversely affect Audience, including Audience’s operating results and the trading price of Audience common stock (including potential short-term volatility) and Audience’s ability to attract and retain key management and personnel.

•	The risk that the offer and the merger might not be completed and the effect of the resulting public announcement of termination of the merger agreement on the trading price of Audience common stock.

•

The fact that the completion of the merger will require certain governmental approvals or clearance, including antitrust clearance in Korea, and the risk that governmental entities may not approve the proposed transaction or may impose conditions on Audience or Knowles in order to gain approval for the proposed transaction that may adversely impact the combined company.

•

The fact that Audience’s directors and officers may have interests in the offer and the merger that may be different from, or in addition to, those of Audience’s other stockholders, as further described above in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of Audience” and below in “Item 8. Other Information—Merger-Related Compensation.”

•	The likelihood of litigation as a result of entering into the merger agreement.

•

The fact that the announcement and pendency of the offer and the merger, or the failure to complete the offer and the merger, may cause substantial harm to Audience’s relationships with its employees (including making it more difficult to attract and retain key personnel and the possible loss of key management, technical, sales and other personnel), vendors and customers and may divert employees’ attention away from Audience’s day-to-day business operations.

The Audience board of directors concluded, however, that many of these risks could be managed or mitigated by Audience or were unlikely to have a material effect on the offer or the merger and that, overall, the risks, uncertainties, restrictions and potentially negative factors associated with the offer and the merger were outweighed by the potential benefits of the offer and the merger.

The foregoing discussion of the factors considered by the Audience board of directors is not intended to be exhaustive but summarizes the material factors and risks considered by the Audience board of directors in making its recommendation to Audience stockholders. In view of the variety of factors considered in connection with its evaluation of the offer and the merger and the complexity of these matters, the Audience board of directors did not find it useful to and did not attempt to quantify, rank or otherwise assign relative weights to these factors. In considering the factors described above, individual members of the Audience board of directors may have given different weight to different factors. The Audience board of directors conducted an overall analysis of the factors described above, including through discussions with, and questioning of, Audience’s management and Audience’s legal and financial advisors.

Opinion of Audience’s Financial Advisor

At the April 29, 2015 meeting of the Audience board of directors, Deutsche Bank Securities Inc. (“Deutsche Bank”), financial advisor to Audience, rendered its oral opinion to the Audience board of directors, confirmed by delivery of a written opinion dated April 29, 2015, to the effect that, as of April 29, 2015, and based upon and subject to the assumptions, limitations, qualifications and conditions described in Deutsche Bank’s opinion, the offer consideration to be paid to the holders of Audience common stock (other than Knowles and its affiliates) pursuant to the merger agreement was fair, from a financial point of view, to such holders.

The full text of Deutsche Bank’s written opinion, dated April 29, 2015, which sets forth the assumptions made, procedures followed, matters considered and limitations, qualifications and conditions on the review undertaken in connection with the opinion, is included in this Schedule 14D-9 as Annex I and is incorporated herein by reference. The summary of Deutsche Bank’s opinion set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of the opinion. Deutsche Bank’s opinion was approved and authorized for issuance by a Deutsche Bank fairness opinion review committee and was addressed to, and for the use and benefit of, the Audience board of directors in connection with and for the purpose of its evaluation of the offer and the merger. Deutsche Bank’s opinion was limited to the fairness, from a financial point of view, to the holders of Audience common stock (other than Knowles and its affiliates) of the consideration to be paid to such holders pursuant to the merger agreement as of the date of the opinion. The opinion did not address any other terms of the offer, the merger or the merger agreement. Audience did not ask Deutsche Bank to, and Deutsche Bank’s opinion did not, address the fairness of the offer or the merger, or any consideration received in connection therewith, to the holders of any other class of securities, creditors or other constituencies of Audience, nor did it address the fairness of the contemplated benefits of the offer or the merger. Deutsche Bank expressed no opinion as to the merits of the underlying decision by Audience to engage in the offer and the merger or the relative merits of the offer and the merger as compared to any alternative business strategies. Nor did Deutsche Bank express an opinion, and Deutsche Bank’s opinion did not constitute a recommendation, as to whether or not any holder of Audience common stock should tender shares of Audience common stock pursuant to the offer or, if applicable, how any holder of Audience common stock should vote with respect to the merger or any other matter. In addition, Deutsche Bank did not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of the officers, directors, or employees of any parties to the transaction, or any class of such persons, in connection with the offer and the merger whether relative to the consideration to be paid to holders of Audience common stock pursuant to the merger agreement or otherwise. Deutsche Bank’s opinion did not in any manner address what the prices at which Audience common stock would trade following the announcement of Audience’s earnings for the first quarter of 2015 or at which Audience common stock, Knowles common stock or any other securities will trade following the announcement or consummation of the transaction.

In connection with its role as financial advisor to Audience, and in arriving at its opinion, Deutsche Bank reviewed certain publicly available financial and other information concerning Audience and Knowles. Deutsche Bank also reviewed certain internal analyses, financial forecasts and other information relating to Audience prepared by management of Audience, and certain internal analyses, financial forecasts and other information relating to Knowles prepared by management of Knowles and approved for Deutsche Bank’s use by Audience. Deutsche Bank also held discussions with certain senior officers of Audience regarding the businesses and prospects of Audience and with certain senior officers of Knowles regarding the businesses and prospects of Knowles and the combined company. In addition, Deutsche Bank:

•	reviewed the reported prices and trading activity for the Audience common stock and Knowles common stock;

•

compared certain financial and stock market information for Audience and Knowles with, to the extent publicly available, similar information for certain other companies it considered relevant whose securities are publicly traded;

•	reviewed, to the extent publicly available, the financial terms of certain recent business combinations which Deutsche Bank deemed relevant;

•	reviewed the merger agreement; and

•	performed such other studies and analyses and considered such other factors as Deutsche Bank deemed appropriate.

Deutsche Bank noted that the management of Audience had provided Deutsche Bank with revised financial forecasts on a number of occasions since October 2014 to take into account, among other things, management’s reduced expectations with respect to timing and volume of customer orders. At Audience’s direction, Deutsche Bank relied only upon the most recent financial forecasts provided by management of Audience for purposes of rendering the opinion. In addition, Deutsche Bank noted that the management of Audience had advised Deutsche Bank, and Deutsche Bank assumed with the knowledge and permission of the Audience board of directors, that, if the offer and the merger were not consummated, Audience would need to raise additional equity capital in a manner which would, if available, be substantially dilutive to the current holders of Audience common stock in order to implement its standalone plan and, if the offer and the merger were not consummated, Audience would need to engage in significant cost-cutting measures which would adversely impact Audience’s ability to achieve forecasted results. Deutsche Bank took the foregoing facts and assumptions (together with the other facts and assumptions set forth in Deutsche Bank’s opinion) into account for purposes of rendering its opinion.

Deutsche Bank did not assume responsibility for independent verification of, and did not independently verify, any information, whether publicly available or furnished to it, concerning Audience, Knowles or the combined company, including, without limitation, any financial information considered in connection with the rendering of its opinion. Accordingly, for purposes of its opinion, Deutsche Bank, with the knowledge and permission of the Audience board of directors, assumed and relied upon the accuracy and completeness of all such information. Deutsche Bank did not conduct a physical inspection of any of the properties or assets, and did not prepare, obtain or review any independent evaluation or appraisal of any of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets or liabilities), of Audience, Knowles or any of their respective subsidiaries, nor did Deutsche Bank evaluate the solvency or fair value of Audience, Knowles or the combined company (or the impact of the offer and the merger thereon) under any law relating to bankruptcy, insolvency or similar matters. With respect to the financial forecasts made available to Deutsche Bank and used in its analyses, Deutsche Bank assumed with the knowledge and permission of the Audience board of directors that such forecasts had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Audience and Knowles, respectively, as to the matters covered thereby. In rendering its opinion, Deutsche Bank expressed no view as to the reasonableness of such forecasts and projections, or the assumptions on which they are based. Deutsche Bank’s opinion was necessarily based upon economic, market and other conditions as in effect on, and the information made available to it as of, the date of the opinion. Deutsche Bank expressly disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting its opinion of which it becomes aware of after the date of its opinion.

For purposes of rendering its opinion, Deutsche Bank assumed, with the knowledge and permission of the Audience board of directors, that in all respects material to its analysis, the offer and the merger would be consummated in accordance with the terms of the merger agreement, without any waiver, modification or amendment of any term, condition or agreement that would be material to its analysis. Deutsche Bank also assumed, with the knowledge and permission of the Audience board of directors, that all material governmental, regulatory or other approvals and consents required in connection with the consummation of the offer and the merger would be obtained and that in connection with obtaining any necessary governmental, regulatory or other approvals and consents, no restrictions, terms or conditions would be imposed that would be material to its analysis. Deutsche Bank is not a legal, regulatory, tax or accounting expert and has relied on the assessments made by Audience and its other advisors with respect to such issues.

Audience selected Deutsche Bank as its financial advisor in connection with the offer and the merger based on Deutsche Bank’s qualifications, expertise, reputation and experience in mergers and acquisitions as well as its familiarity with Audience from having acted as joint bookrunner in connection with its initial public offering. Pursuant to an engagement letter between Audience and Deutsche Bank, dated January 6, 2015, Audience has agreed to pay Deutsche Bank a transaction fee estimated to be approximately $2.3 million (based upon consideration of $5.00 per share) for its services as financial advisor to Audience in connection with the offer and the merger, of which $500,000 became payable upon delivery of its opinion (or would have become payable if Deutsche Bank had advised the Audience board of directors that it was unable to render its opinion) and the remainder of which is contingent upon consummation of the offer. Audience also agreed to reimburse Deutsche Bank for all reasonable fees, expenses and disbursements of its counsel and all of Deutsche Bank’s reasonable travel and other out-of-pocket expenses incurred in connection with the offer and the merger or otherwise arising out of its engagement, in each case on the terms set forth in its engagement letter. Audience has also agreed to indemnify Deutsche Bank and its affiliates to the full extent lawful against certain liabilities, including certain liabilities arising out of its engagement, the offer and the merger. Deutsche Bank is an internationally recognized investment banking firm experienced in providing advice in connection with mergers and acquisitions and related transactions. Deutsche Bank is an affiliate of Deutsche Bank AG (together with its affiliates, the “DB Group”). One or more members of the DB Group have, from time to time, provided investment banking, commercial banking (including extension of credit) or other financial services to Audience or its affiliates for which they have received compensation of approximately $1.5 million since January 1, 2012, including having acted as joint bookrunner with respect to Audience’s initial public offering of Audience common stock in May 2012. The DB Group may also provide investment banking and commercial banking and other financial services to Knowles, Audience and their respective affiliates in the future, for which Deutsche Bank would expect the DB Group to receive compensation. However, no member of the DB Group has received any compensation from Knowles for such services since January 1, 2012. In the ordinary course of business, members of the DB Group may actively trade in the securities and other instruments and obligations of Knowles, Audience and their respective affiliates for their own accounts and for the accounts of their customers. Accordingly, the DB Group may at any time hold a long or short position in such securities, instruments and obligations.

Summary of Material Financial Analyses of Deutsche Bank

The following is a summary of the material financial analyses presented by Deutsche Bank to the Audience board of directors at its meeting held on April 29, 2015, and that were used in connection with rendering its opinion described above.

The following summary, however, does not purport to be a complete description of the financial analyses performed by Deutsche Bank, nor does the order in which the analyses are described represent the relative importance or weight given to the analyses by Deutsche Bank. Some of the summaries of financial analyses below include information presented in tabular format. In order to fully understand the analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of Deutsche Bank’s analyses. Considering the data described below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before April 28, 2015, and is not necessarily indicative of current market conditions.

The financial forecasts or estimates provided to Deutsche Bank by Audience management with respect to Audience are described under “—Projected Financial Information” below.

Historical Trading Analysis—Audience

Deutsche Bank reviewed the historical closing prices for shares of Audience common stock during the period since Audience’s initial public offering on May 10, 2012 and for the 52-week period ended April 28, 2015, the last trading day prior to the date of the merger agreement. Deutsche Bank noted that the all-time high closing price of the Audience common stock was $22.36 per share and the all-time low closing price of the Audience common stock was $3.32 per share. Deutsche Bank also noted that the closing price for the Audience common stock during such 52-week period ranged from a low of $3.32 per share on December 2, 2014 to a high of $12.77 per share on June 16, 2014.

Deutsche Bank noted that the closing price of Audience common stock on April 28, 2015, the last trading day prior to the date of the merger agreement, was $5.53 but that the closing price of Audience common stock on April 14, 2015, the last trading day prior to the date Knowles conducted customer due diligence in Korea, was $4.96 per share and that the average trading price for the 30 trading days ending on April 14, 2015 was $4.72 per share.

Analyst Price Targets—Audience

Deutsche Bank reviewed the stock price targets for shares of Audience common stock in six publicly available research analyst reports, which ranged from $4.00 to $10.00 per share for reports published following the public announcement of Audience’s results for the quarter and year ended December 31, 2014.

Selected Public Companies Analysis—Audience

Deutsche Bank reviewed and compared certain financial information and commonly used valuation measurements for Audience with corresponding financial information and valuation measurements for the following five companies with high revenue concentration from either Apple or Samsung and the following six small cap semiconductor companies with similar financial profiles to Audience:

Companies with Apple/Samsung Concentration:

•	Cirrus Logic Inc.

•	Dialog Semiconductor PLC

•	Himax Technologies, Inc.

•	OmniVision Technologies, Inc.

•	Silicon Image, Inc.

Small Cap Semi Vendors:

•	Applied Micro Circuits Corporation

•	Entropic Communications, Inc.

•	iKanos Communications, Inc.

•	InterMolecular, Inc.

•	O2 Micro International Limited

•	Sigma Designs, Inc.

Although none of the above selected companies is directly comparable to Audience, the companies included were chosen because they are publicly traded companies with certain financial and operating characteristics that, for purposes of analysis, may be considered similar to those of Audience. Accordingly, the analysis of publicly traded companies was not simply mathematical. Rather, it involved complex considerations and qualitative judgments, reflected in the opinion of Deutsche Bank, concerning differences in financial and operating characteristics of the selected companies and other factors that could affect the public trading value of such companies.

Based on the closing prices of the common stock of the selected companies on April 28, 2015, the last trading day prior to the date of the merger agreement, information contained in the most recent public filings of the selected companies, revenue for the most recently announced fiscal quarter and analyst consensus estimates of full year 2015 for each of the selected companies, Deutsche Bank calculated the multiples of enterprise value, which is referred to in this document as “EV,” to (i) last quarter annualized revenue, which is referred to in this document as “LQA” and (ii) 2015 estimated revenue, for each of the selected companies.

Information for Silicon Image, Inc. and Entropic Communications, Inc. took into account the respective share prices of each company as of one day prior to the announcement of their acquisitions by Lattice Semiconductor Corporation and MaxLinear, Inc. on January 27, 2015 and February 3, 2015, respectively.

Deutsche Bank also calculated the same multiples for Audience based upon, the closing price of $5.53 per share of Audience common stock on April 28, 2015, the last trading day prior to the date of the merger agreement and upon the implied value of the merger consideration of $5.00 per share. Deutsche Bank calculated the multiples based on both analyst consensus estimates and Audience management estimates.

The results of this analysis are summarized as follows:

Selected Companies with Apple/Samsung Concentration	EV/Revenue (LQA)
Cirrus Logic Inc.	2.2x
Dialog Semiconductor PLC	2.1x
Himax Technologies, Inc.	1.0x
OmniVision Technologies, Inc.	0.9x
Silicon Image, Inc.	1.2x
Median	1.2x

Selected Small Cap Semi Vendors
Applied Micro Circuits Corporation	2.4x
Entropic Communications, Inc.	0.8x
iKanos Communications, Inc.	0.7x
InterMolecular, Inc.	1.0x
O2 Micro International Limited	0.3x
Sigma Designs, Inc	0.9x
Median	0.8x

Audience at $5.53 on 4/28/15	EV/Revenue (LQA)
Audience Management Estimates	1.4x
Audience at $5.00 merger consideration
Audience Management Estimates	1.2x

Selected Companies with Apple/Samsung Concentration	EV/Revenue (2015E)
Cirrus Logic Inc.	2.3x
Dialog Semiconductor PLC	2.7x
Himax Technologies, Inc.	1.0x
OmniVision Technologies, Inc.	0.8x
Silicon Image, Inc.	1.5x
Median	1.5x

Selected Small Cap Semi Vendors
Applied Micro Circuits Corporation	2.1x
Entropic Communications, Inc.	0.9x
iKanos Communications, Inc.	0.6x
InterMolecular, Inc.	1.1x
O2 Micro International Limited	0.2x
Sigma Designs, Inc	0.9x
Median	0.9x

Audience at $5.53 on 4/28/15
Audience Management Estimates	1.1x
Audience at $5.00 merger consideration
Audience Management Estimates	1.0x

Based in part upon the trading multiples of the selected companies described above, as well as publicly available information relating to 2014 revenue growth and 2014 EBIT margin (earnings before interest and taxes divided by net revenue) for Audience and the selected companies, and Audience management estimates of 2015 revenue, and taking into account its professional judgment and experience, Deutsche Bank calculated ranges of estimated implied values per share of Audience common stock (i) of approximately $4.26 to $5.09 per share by applying multiples of enterprise value to LQA revenue of 0.9x to 1.2x derived from the selected companies with Apple/Samsung concentration, (ii) of approximately $3.70 to $4.54 per share by applying multiples of enterprise value to LQA revenue of 0.7x to 1.0x derived from the selected small cap semi vendors, (iii) of approximately $4.46 to $6.78 per share by applying multiples of enterprise value to 2015 estimated revenue of 0.8x to 1.5x derived from the selected companies with Apple/Samsung concentration and (iv) of approximately $3.78 to $5.46 per share by applying multiples of enterprise value to 2015 estimated revenue of 0.6x to 1.1x derived from the selected small cap semi vendors.

Deutsche Bank noted that Audience had a cash balance of approximately $44 million as of March 31, 2015, but that, based upon Audience management projections, that amount would decline by approximately $11 million (or approximately $0.42 per share) by the time of closing of the offer and the merger. Deutsche Bank also noted that, based upon Audience management’s projections, Audience would need to raise approximately $20 million in additional equity if it were to continue to operate on a standalone basis and that any such equity issuance would be expected to dilute the implied share prices described above.

Selected Transactions Analysis—Audience

Deutsche Bank reviewed publicly available information relating to the 11 acquisition transactions in the semiconductor industry announced since July 2012 with transaction enterprise values between $50 million and $608 million described in the table below. Although none of the selected transactions is directly comparable to the offer and the merger, the companies that participated in the selected transactions are such that, for purposes of analysis, the selected transactions may be consideration similar to the offer and the merger.

With respect to each selected transaction and based on publicly available information, Deutsche Bank calculated the multiple of the target’s transaction enterprise value to its last twelve months, which we refer to as “LTM”, revenue and revenue for the next twelve months, which we refer to as “NTM”, following the announcement of the applicable transaction. Deutsche Bank also calculated the same multiples for Audience based upon the implied value of the merger consideration of $5.00 per share and management’s projections for Audience.

The results of this analysis are summarized as follows:

Date Announced	Target	Acquirer	EV as a Multiple of
			LTM Revenue	NTM Revenue
02/25/15	Emulex Corp.	Avago Technologies Ltd.	1.4x	1.5x

02/03/15	Entropic Communications, Inc.	MaxLinear, Inc.	0.9x	1.1x

01/27/15	Silicon Image Inc.	Lattice Semiconductor Corporation	1.8x	1.9x

08/22/14	Peregrine Semiconductor Corp.	Murata Manufacturing Co.	2.1x	2.6x

07/01/14	Tilera Corporation	EZChip Semiconductor Ltd.	1.8x	1.4x

04/29/14	Wolfson Microelectronics plc	Cirrus Logic, Inc.	2.9x	2.2x

11/05/13	Mindspeed Technologies Inc.	M/A-COM Technology Solutions Holdings Inc.	1.8x	1.8x

09/04/13	Renesas Electronics Corp. (LTE-Related Assets)	Broadcom Corp.	0.7x	0.8x

11/05/12	Amalfi Semiconductor, Inc.	RF Micro Devices, Inc.	N/A	1.2x

07/27/12	AuthenTec Inc.	Apple Inc.	4.7x	4.1x
07/17/12	CSR plc (Handset Connectivity and Location Development Operations and Technology)	Samsung Electronics Co. Ltd.	0.3x	0.3x

Selected Transactions
		High	4.7x	4.1x
		Mean	1.9x	1.7x
		Median	1.8x	1.5x
		Low (excluding where not meaningful)	0.3x	0.3x

Proposed Merger at $5.00
		Audience	0.8x	1.0x

Based in part upon the multiples of the selected transactions described above, as well as publicly available information relating to EBIT margin and revenue growth for Audience and the target companies which participated in such transactions, and taking into account its professional judgment and experience, Deutsche Bank calculated a range of estimated implied values per share of Audience common stock by applying multiples of 0.9x to 1.8x to Audience management estimates of the last twelve months revenue, resulting in a range of implied value of approximately $5.59 to $9.34 per share. Deutsche Bank also calculated a range of estimated implied values per share of Audience common stock by applying multiples of 1.1x to 1.9x to Audience management estimates of 2015 revenue, resulting in a range of implied value of approximately $5.46 to $8.10 per share. Deutsche Bank noted that Audience had a cash balance of approximately $44 million as of March 31, 2015, but that, based upon Audience management projections, that amount would decline by approximately $11 million (or approximately $0.42 per share) by the time of closing of the offer and the merger. Deutsche Bank also noted that, based upon Audience management’s projections, Audience would need to raise approximately $20 million in additional equity if it were to continue to operate on a standalone basis and that any such equity issuance would be expected to dilute the implied share prices described above. In addition, Deutsche Bank noted that the selected transactions analysis was of more limited utility than the other analyses presented by Deutsche Bank because none of the target companies had the same operational and financial profile as Audience (in particular because of Audience’s significant declines in revenue, large operating losses and need to raise additional capital).

Discounted Cash Flow Analysis—Audience

Deutsche Bank performed a discounted cash flow analysis of Audience using financial forecasts and other information and data provided by Audience’s management to calculate a range of implied net present values per share of Audience common stock as March 31, 2015.

In performing the discounted cash flow analysis, Deutsche Bank applied a range of discount rates of 15.0% to 17.0% to (i) Audience’s management estimates of after-tax unlevered free cash flows for the period from March 31, 2015 through December 31, 2019, using the mid-year convention and (ii) estimated terminal values using a range of perpetuity growth rates of 3.0% to 5.0%. Deutsche Bank performed the discounted cash flow analysis on Audience common stock both without taking into account any additional equity financing and taking into account the dilutive impact of raising an additional $20 million in equity at discounts of 15%, 30% and 45% to the closing price of the Audience common stock of $5.53 per share on April 28, 2015.

This analysis resulted in a range of implied present values per share of Audience common stock, without taking into account any additional equity financing, of approximately $4.38 to $6.20 per share. Taking into account the issuance of an additional $20 million in equity, this analysis resulted in ranged of implied present values per share of Audience common stock of (i) approximately $3.76 to $5.33 per share assuming the additional equity is raised at a 15% discount to the current stock price, (ii) approximately $3.65 to $5.18 per share assuming the additional equity is raised at a 30% discount to the current stock price and (iii) approximately $3.50 to $4.95 per share assuming the additional equity is raised at a 45% discount to the current stock price.

Historical Trading Analysis—Knowles

Deutsche Bank reviewed the historical closing prices for shares of Knowles common stock during the period beginning on March 3, 2014, the date on which Knowles’ began trading “regular-way” on the New York Stock Exchange under the symbol “KN” following its separation from Dover Corporation, and ended April 28, 2015, the last trading day prior to the date of the merger agreement, which ranged from a low of $17.91 per share on February 17, 2015 to a high of $33.54 per share on August 26, 2014.

Deutsche Bank noted that the closing price for Knowles common on April 28, 2015 was $19.56 per share. Deutsche Bank noted that the average trading volume for the Knowles common stock over the 52-week period ended April 28, 2015 was approximately 1.4 million shares with a value of approximately $33.6 million.

Deutsche Bank also noted that, taking into account the closing price of $19.56 per share of Knowles common stock on April 28, 2015, approximately 3.3 million shares of Knowles common stock would be issued in the offer and the merger, representing approximately 4% of the outstanding Knowles common stock and approximately 2.1 days of trading volume based upon the average daily trading volume of the Knowles common stock for the prior three-month period.

Analyst Price Targets—Knowles

Deutsche Bank reviewed the stock price targets for shares of Knowles common stock in eight publicly available research analysts’ reports published on April 15, 2015, which indicated low and high stock price targets ranging from $15.00 to $29.00 per share.

Selected Public Companies Analysis—Knowles

Deutsche Bank reviewed and compared certain financial information and commonly used valuation measurements for Knowles with corresponding financial information and valuation measurements for the following companies in the semiconductor industry:

•	AAC Technologies Holdings Inc.

•	Cirrus Logic, Inc.

•	Dialog Semiconductor plc

•	GoerTek Inc.

•	Himax Technologies, Inc.

•	InvenSense, Inc.

•	OmniVision Technologies Inc.

•	Silicon Image Inc.

Although none of the above selected companies is directly comparable to Knowles, the companies included were chosen because they are publicly traded companies with certain financial and operating characteristics that, for purposes of analysis, may be considered similar to those of Knowles. Accordingly, the analysis of publicly traded companies was not simply mathematical. Rather, it involved complex considerations and qualitative judgments, reflected in the opinion of Deutsche Bank, concerning differences in financial and operating characteristics of the selected companies and other factors that could affect the public trading value of such companies.

Based on the closing prices of the common stock of Knowles and the selected companies on April 28, 2015, information contained in the most recent public filings of Knowles and the selected companies and analyst consensus estimates of 2015 and 2016 earnings before income and taxes and earnings per share, which are referred to in this document as “EBIT” and “EPS” respectively, Deutsche Bank calculated the multiples of enterprise value to 2015 and 2016 estimated EBIT and multiples of stock price as of April 28, 2015 to 2015 and 2016 estimated EPS, which we refer to in this document as “P/E multiples”, for Knowles and each of the selected companies. Deutsche Bank also calculated the multiple of enterprise value to 2015 estimated EBIT for Knowles based on Knowles’ management estimates.

Stock price information for Silicon Image Inc. was as of one day prior to the announcement of its acquisition by Lattice Semiconductor Corporation on February 3, 2015.

The results of this analysis are summarized as follows:

	EV/EBIT (2015E)	P/E (2015E)	EV/EBIT (2016E)	P/E (2016E)
Selected Companies
AAC Technologies Holdings Inc.	13.5x	14.7x	11.7x	12.5x
Cirrus Logic, Inc.	12.1x	15.9x	12.2x	15.6x
Dialog Semiconductor plc	13.7x	18.0x	11.9x	14.7x
GoerTek Inc.	19.9x	23.8x	15.2x	17.9x
Himax Technologies, Inc.	11.9x	18.2x	9.0x	14.1x
InvenSense, Inc.	N/M	24.2x	24.3x	17.3x
OmniVision Technologies Inc.	10.3x	16.2x	N/M	12.4x
Silicon Image Inc.	28.8x	N/M	17.8x	N/M
Median	13.5x	18.0x	12.0x	14.7x

Knowles at $19.56 closing price on 4/28/15
Analyst Consensus Estimates	23.2x	24.0	11.9x	12.0x
Knowles Management Estimates	15.3x	N/A	N/A	N/A

A multiple was considered not meaningful if there were losses for the relevant period.

Miscellaneous

This summary is not a complete description of Deutsche Bank’s opinion or the underlying analyses and factors considered in connection with Deutsche Bank’s opinion. The preparation of a fairness opinion is a complex process involving the application of subjective business and financial judgment in determining the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to partial analysis or summary description. Deutsche Bank believes that its analyses described above must be considered as a whole and that considering any portion of such analyses and of the factors considered without considering all analyses and factors could create a misleading view of the process underlying its opinion. Selecting portions of the analyses or summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying the Deutsche Bank opinion. In arriving at its fairness determination, Deutsche Bank considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis. Rather, it made its fairness determination on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction in the analyses described above is identical to Audience, Knowles, the combined company or the offer and the merger.

In conducting its analyses and arriving at its opinion, Deutsche Bank utilized a variety of generally accepted valuation methods. The analyses were prepared solely for the purpose of enabling Deutsche Bank to provide its opinion to the Audience board of directors as to the fairness of the consideration to be paid to holders of Audience common stock (other than Knowles and its affiliates) pursuant to the merger agreement, from a financial point of view as of the date of the opinion and do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold, which are inherently subject to uncertainty. As described above, in connection with its analyses, Deutsche Bank made, and was provided by the managements of Audience and Knowles with, numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Deutsche Bank, Audience or Knowles. Analyses based on estimates or forecasts of future results are not necessarily indicative of actual past or future values or results, which may be significantly more or less favorable than suggested by such analyses. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of Audience or Knowles or their respective advisors, Deutsche Bank does not assume responsibility if future results or actual values are materially different from these forecasts or assumptions.

The terms of the offer and the merger, including the consideration, were determined through arm’s-length negotiations between Audience and Knowles and were approved by the Audience board of directors. Although Deutsche Bank provided advice to the Audience board of directors during the course of these negotiations, the decision to enter into the merger agreement was solely that of the Audience board of directors. Deutsche Bank did not recommend any specific consideration to Audience or the Audience board of directors, or that any specific amount or type of consideration constituted the only appropriate consideration for the transaction. As described above, the opinion of Deutsche Bank and its presentation to the Audience board of directors were among a number of factors taken into consideration by the Audience board of directors in making its determination to approve the merger agreement and the transactions contemplated thereunder.

Intent to Tender

To Audience’s knowledge, after making reasonable inquiry, all of Audience’s executive officers and directors currently intend to validly tender or cause to be validly tendered pursuant to the offer all Audience shares held of record or beneficially owned by such persons immediately prior to the expiration of the offer, as it may be extended (other than Audience shares for which such holder does not have discretionary authority). The foregoing does not include any Audience shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Projected Financial Information

Audience’s senior management does not as a matter of course issue public projections as to future performance or earnings beyond the then current calendar year or issue public projections for extended periods due to the unpredictability of the underlying assumptions and estimates. However, in connection with its strategic planning process, including, without limitation, its due diligence process and evaluation of the offer, the merger and the other transactions contemplated by the merger agreement, as described in this Schedule 14D-9, Audience’s senior management prepared financial projections for calendar years 2015 through 2019, and these projections were provided to the Audience board of directors and Deutsche Bank, as well as to participants in the solicitation process during their evaluation of the offer, the merger and the other transactions contemplated by the merger agreement. To give Audience stockholders access to certain nonpublic information that was available to Knowles and the Audience board of directors at the time of the evaluation of the offer, the merger and the other transactions contemplated by the merger agreement, Audience’s senior management has included these projections below.

These projections were developed from historical financial statements and a series of independent assumptions and estimates of management related to future trends and did not give effect to any changes or expenses as a result of the offer, the merger or the other transactions contemplated by the merger agreement or any other effects of the offer, the merger and the other transactions contemplated by the merger agreement. Management’s financial projections for calendar years 2016 through 2019 consider a change in product mix towards products with a higher average sales price as a result of changes in demand and new product introductions. The projections included below were prepared solely for internal use and were not prepared with a view toward public disclosure or compliance with published guidelines of the SEC or the guidelines established by American Institute of Certified Public Accountants for preparation and presentation of prospective financial information or U.S. generally accepted accounting principles, or GAAP. The inclusion of these projections in this Schedule 14D-9 should not be regarded as an indication that the Audience board of directors, Deutsche Bank, any of their respective affiliates, or any other recipient of this information considered, or now considers, such projections to be a reliable prediction of future results or any actual future events. Audience’s independent registered public accounting firm, PricewaterhouseCoopers LLP, has neither examined, compiled nor performed any procedures with respect to the accompanying projected financial information and, accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto. The PricewaterhouseCoopers LLP report included in Audience’s most recent Annual Report on Form 10-K relates to the Audience’s historical financial information. It does not extend to the projected financial information included herein and should not be read to do so. None of Audience’s senior management, the Audience board of directors, Deutsche Bank, any of their respective affiliates or any other person assumes any responsibility for the validity, reasonableness, accuracy or completeness of the projections included below. Except as required by applicable securities laws, none of Audience’s senior management, the Audience Board of Directors, Deutsche Bank or any of their respective affiliates intends to, and each of them disclaims any obligations to, update, revise or correct the projections if they are or become inaccurate (in the long term or the short term).

Audience’s future financial results may materially differ from those expressed in these projections due to factors that are beyond management’s ability to control or predict. Audience cannot assure that any of these projections will be realized or that its future financial results will not materially vary from the projections. The projections do not take into account any circumstances or events occurring after the date they were prepared and have not been updated since their respective dates of preparation. They should not be utilized as public guidance and will not be provided in the ordinary course of our business in the future.

Furthermore, while presented with numerical specificity, the projections necessarily are based on numerous assumptions, many of which are beyond management’s control and difficult to predict, including with respect to industry performance, competitive factors, industry consolidation, general business, economic, regulatory, market and financial conditions, as well as matters specific to Audience’s business, which assumptions may not prove to have been, or may no longer be, accurate. The projections do not take into account any circumstances or events occurring after the date they were prepared, including the April 30, 2015 announcement of the offer and the merger or subsequent integration planning activities. In addition, the projections do not take into account the effect of any failure of the offer, the merger and the other transactions contemplated by the merger agreement to occur and should not be viewed as accurate or continuing in that context.

The projections provided in this Section 14D-9 were prepared and presented to the Audience board of directors between January 2015 and April 2015, which reflect continuing declines in estimated revenue and other financial measures in light of various factors, including then current and forecasted customer orders from Audience’s largest customer that had significantly decreased during this time period. Portions of these projections were also provided to Knowles in connection with Knowles’ negotiations to acquire Audience. These projections were prepared in the context of the business, economic, regulatory, market and financial conditions that existed at that time, and have not been updated since April 2015 to reflect revised prospects for our business, changes in general business, economic, regulatory, market and financial conditions, or any other transaction or event that has occurred or that may occur and that was not anticipated at the time each projection was prepared. These projections cover multiple years, and such information by its nature becomes less reliable with each successive year. They should not be utilized as public guidance and will not be provided in the ordinary course of Audience’s business in the future. For further discussion of the various discussions between management and Knowles or other potential acquirers, see “—Background of the Offer and the Merger.”

The inclusion of the projections below should not be deemed an admission or representation by Audience’s senior management, the Audience board of directors, Deutsche Bank or any of their respective affiliates with respect to such projections or that the projections included are viewed by Audience’s management, the Audience board of directors, Deutsche Bank or any of their respective affiliates as material information regarding Audience, and in fact management views the projections as non-material because of the inherent risks and uncertainties associated with such long range projections. The projections are not being included in this document to influence the decision an Audience stockholder whether to tender Audience shares in the offer, but because such projections, or portions of these projections, were provided to Knowles and the Audience board of directors, or calculated based on information provided to the Audience board of directors and Audience’s financial advisor, Deutsche Bank. The information from the projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding Audience contained in Audience’s public filings with the SEC. In light of the foregoing factors and the uncertainties inherent in our projections, stockholders are cautioned not to place undue, if any, reliance on the projections included in this Schedule 14D-9, including in making a decision as to whether to tender their Audience shares in the offer.

The January 23 Projection

The following table presents selected unaudited prospective financial data, which was prepared on January 23, 2015:

Fiscal Year Ended December 31 ($ in millions)

	2015E	2016E	2017E
Total revenue	$130	$190	$243
Gross profit(1)	70	104	133
Operating income (loss)(2)	(19)	11	35

(1)	“Gross profit” means total revenue less cost of goods sold.
(2)	“Operating income (loss)” means net income (loss) from operations under U.S. GAAP less stock based compensation and amortization of intangible assets.

The April 10 Projection

The following table presents selected unaudited prospective financial data, which was prepared on April 10, 2015:

Fiscal Year Ended December 31 ($ in millions)

	2015E	2016E	2017E	2018E	2019E
Total revenue	$105	$190	$243	$280	$308
Gross profit(1)	55	104	133	151	163
Operating income (loss)(2)	(33)	11	35	45	52
Free Cash Flow(3)	(35)	(2)	20	20	23

(1)	“Gross profit” means total revenue less cost of goods sold.
(2)	“Operating income (loss)” means net income (loss) from operations under U.S. GAAP less stock based compensation and amortization of intangible assets.
(3)

“Free Cash Flow” means earnings before interest and taxes (inclusive of stock based compensation expense and other income/net), less taxes, plus depreciation and amortization, less capital expenditures and less the amount of any increase or plus the amount of any decrease in net working capital.

The April 24 Projection

The following table presents selected unaudited prospective financial data, which was prepared on April 24, 2015:

	2015E	2016E	2017E	2018E	2019E
Total revenue	$90	$149	$207	$238	$262
Gross profit(1)	47	81	113	129	139
Operating income (loss)(2)	(41)	(9)	18	31	39
Free Cash Flow(3)	(41)	(19)	3	18	22

(1)	“Gross profit” means total revenue less cost of goods sold.
(2)	“Operating income (loss)” means net income (loss) from operations under U.S. GAAP less stock based compensation and amortization of intangible assets.

(3)

“Free Cash Flow” means earnings before interest and taxes (inclusive of stock based compensation expense and other income/net), less taxes, plus depreciation and amortization, less capital expenditures and less the amount of any increase or plus the amount of any decrease in net working capital.

Item 5. Persons/Assets, Retained, Employed, Compensated or Used.

Information pertaining to the retention of Deutsche Bank in “Item 4. The Solicitation or Recommendation—Opinion of Audience’s Financial Advisor” is incorporated herein by reference.

Except as set forth above, neither Audience nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the Audience stockholders on its behalf with respect to the offer or related matters.

Item 6. Interest in Securities of the Subject Company.

No transactions with respect to Audience shares have been effected during the sixty days prior to the date of this Schedule 14D-9 by Audience or, to Audience’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries.

Item 7. Purposes of the Transaction and Plans or Proposals.

Subject Company Negotiations

Except as described in this Schedule 14D-9 or in the offer, Audience is not undertaking or engaged in any negotiation in response to the offer that relates to or would result in (i) an extraordinary transaction, such as a merger, reorganization or liquidation involving Audience or any subsidiary of Audience; (ii) a purchase, sale or transfer of a material amount of assets of Audience or any subsidiary of Audience; (iii) a tender offer for or other acquisition of Audience’s securities by Audience, any subsidiary of Audience, or any other person; or (iv) a material change in the present dividend rate or policy, indebtedness or capitalization of Audience. As described in the merger agreement, the Audience board of directors, in connection with the exercise of its fiduciary duties, is permitted under certain conditions to engage in negotiations in response to an unsolicited takeover proposal.

Transactions and Other Matters

Except as set forth in this Schedule 14D-9, there is no transaction, resolution of the Audience board of directors, agreement in principle, or signed contract that is entered into in response to the offer that relates to or would result in one or more of the matters referred to in the immediately preceding paragraph of this Item 7.

Item 8. Additional Information.

Regulatory Approvals

Audience is not aware of any governmental license or regulatory permit that appears to be material to Audience’s business that might be adversely affected by Purchaser’s acquisition of Audience shares pursuant to the offer or, except as described below, of any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for Purchaser’s acquisition or ownership of Audience shares pursuant to the offer. Should any of these approvals or other actions be required, Knowles and Purchaser currently contemplate that these approvals or other actions will be sought. There can be no assurance that (a) any of these approvals or other actions, if needed, will be obtained (with or without substantial conditions), (b) if these approvals were not obtained or these other actions were not taken adverse consequences would not result to Audience’s business, or (c) certain parts of Audience’s or Knowles’, or any of their respective subsidiaries’, businesses, would not have to be disposed of or held separate, any of which could cause Purchaser to elect to terminate the offer without the exchange of shares under the offer. Purchaser’s obligation under the offer to accept for exchange and pay for Audience shares is subject to certain conditions.

Audience and Knowles have agreed to use their reasonable best efforts to comply with all regulatory notification requirements and obtain all regulatory approvals required to consummate the offer and the merger. Under the Monopoly Regulation and Fair Trade Act (the “Korean Antitrust Laws”), the offer and the merger cannot be completed until Knowles receives the required approvals thereunder.

Pursuant to the requirements of the Korean Antitrust Laws, Knowles filed a Business Combination Report with the Korea Fair Trade Commission on May 12, 2015.

At any time before or after consummation of the merger, notwithstanding the termination or expiration of the waiting period under the Korean Antitrust Laws, the Korean Fair Trade Commission could take such action under the antitrust laws as it deems necessary under the applicable statutes, including seeking to enjoin the completion of the merger, seeking divestiture of substantial assets of the parties, or requiring the parties to license, or hold separate, assets or terminate existing relationships and contractual rights. At any time before or after the completion of the merger, and notwithstanding the termination or expiration of the waiting period under the Korean Antitrust Laws, any state or foreign regulatory body could take such action under the antitrust laws as it deems necessary. Such action could include seeking to enjoin the completion of the merger or seeking divestiture of substantial assets of the parties, or requiring the parties to license, or hold separate, assets or terminate existing relationships and contractual rights. Notwithstanding the clearance of the merger by the KFTC, antitrust authorities in other jurisdictions, including the United States, may also take action under their antitrust laws, even if no notification of the transaction is required. In addition, certain private parties as well as state attorneys general and other antitrust authorities could challenge the transaction under antitrust laws in certain circumstances.

There can be no assurance that a challenge to the offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be.

Notice of Appraisal Rights

Holders of Audience shares will not have appraisal rights in connection with the offer and holders who tender their Audience shares in the offer will not have appraisal rights in connection with the merger. However, if Purchaser accepts for exchange Audience shares in the offer, and the merger is consummated, holders of Audience shares immediately prior to the effective time are entitled to appraisal rights in connection with the merger under Section 262 of the DGCL.

The following discussion summarizes appraisal rights of stockholders under the DGCL in connection with the merger assuming that the merger is consummated pursuant to Section 251(h) of the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Schedule 14D-9 as Annex II. All references in Section 262 of the DGCL and in this summary to a “stockholder” are to the record holder of Audience shares immediately prior to the effective time as to which appraisal rights are asserted. A person having a beneficial interest in Audience shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. Stockholders should carefully review the full text of Section 262 of the DGCL as well as the information discussed below.

Under the DGCL, if the merger is completed, holders of shares immediately prior to the effective time and who (i) did not tender their shares in the offer; (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter withdraw their demand for appraisal of such shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their shares appraised by a court and to receive payment of the “fair value” of such shares, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with a fair rate of interest, as determined by such court. The “fair value” could be greater than, less than or the same as the consideration payable in the offer or the consideration payable in the merger (which is equivalent in amount to the consideration payable in the offer).

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Audience shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex II carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

Any Audience stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

If an Audience stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such Audience stockholder must do all of the following:

(i)

within the later of the consummation of the offer and 20 days after the date of this Schedule 14D-9, deliver to Audience at the address indicated below a written demand for appraisal of Audience shares held, which demand must reasonably inform Audience of the identity of the stockholder and that the stockholder is demanding appraisal;

(ii)	not tender Audience shares in the offer; and

(iii)	continuously hold of record the Audience shares from the date on which the written demand for appraisal is made through the effective time.

If the merger is consummated pursuant to Section 251(h) of the DGCL, Knowles will cause the surviving corporation to deliver an additional notice of the effectiveness date of the merger to all Audience stockholders who delivered a written demand to Audience pursuant to paragraph (i) above within ten days of the closing of the merger, as required by Section 262(d)(2) of the DGCL. However, only stockholders who have provided notice in accordance with paragraph (i) above will receive such notice of the effectiveness date. If the merger is consummated pursuant to Section 251(h) of the DGCL, a failure to deliver a written demand for appraisal in accordance with the time periods specified in paragraph (i) above (or to take any of the other steps specified in paragraphs (i) through (iii) above) will be deemed to be a waiver or a termination of such stockholders’ appraisal rights.

Written Demand by the Record Holder

All written demands for appraisal should be addressed to Audience, Inc., 331 Fairchild Drive, Mountain View, California 94043, Attention: General Counsel. The written demand for appraisal must be executed by or for the record holder of Audience shares, fully and correctly, as such holder’s name appears on the certificate(s) for the Audience shares owned by such holder. If the Audience shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Audience shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A beneficial owner of Audience shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Audience shares. If Audience shares are held through a brokerage firm, bank or other nominee who in turn holds the Audience shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Audience shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Audience shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Audience shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Audience shares, which may be a central securities depository nominee if the Audience shares have been so deposited.

A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Audience shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Audience shares held for one or more beneficial owners while not exercising such rights with respect to the Audience shares held for other beneficial owners. In such case, the written demand must set forth the number of Audience shares covered by the demand. In the event that the number of Audience shares is not expressly stated, the demand will be presumed to cover all Audience shares held in the name of the record owner.

Filing a Petition for Appraisal

Within 120 days after the effective time, but not thereafter, the surviving corporation, or any holder of Audience shares who has complied with Section 262 of the DGCL and is otherwise entitled to appraisal rights under Section 262 may commence an appraisal proceeding by filing a petition in court demanding a determination of the fair value of the Audience shares held by all holders who did not tender in the offer and demanded appraisal. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Audience shares who had previously demanded appraisal of their Audience shares. Audience is under no obligation to and has no present intention to file a petition and holders should not assume that Audience will file a petition or that it will initiate any negotiations with respect to the fair value of the Audience shares. Accordingly, it is the obligation of the holders of Audience shares to initiate all necessary action to perfect their appraisal rights in respect of the Audience shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the effective time, any holder of Audience shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the surviving corporation a statement setting forth the aggregate number of Audience shares not tendered into the offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Audience shares. Such statement must be mailed within 10 days after a written request therefor has been received by the surviving corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later. Notwithstanding the foregoing requirement that a demand for appraisal must be made by or on behalf of the record owner of the Audience shares, a person who is the beneficial owner of Audience shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not properly withdrawn, may, in such person’s own name, file a petition for appraisal or request from the surviving corporation the statement described in this paragraph.

Upon the filing of such petition by any such holder of Audience shares, service of a copy thereof must be made upon the surviving corporation, which will then be obligated within 20 days to file with the court a duly verified list (the “Verified List”) containing the names and addresses of all Audience stockholders who have demanded payment for their Audience shares and with whom agreements as to the value of their Audience shares has not been reached. Upon the filing of any such petition, the court may order that notice of the time and place fixed for the hearing on the petition be mailed to the surviving corporation and all of the Audience stockholders shown on the Verified List. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the court. The costs of these notices are borne by the surviving corporation.

After notice to the Audience stockholders as required by the court, the court is empowered to conduct a hearing on the petition to determine those Audience stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The court may require the Audience stockholders who demanded payment for their Audience shares to submit their stock certificates to the court for notation thereon of the pendency of the appraisal proceeding and, if any Audience stockholder fails to comply with the direction, the court may dismiss the proceedings as to that Audience stockholder.

Determination of Fair Value

After the court determines which Audience stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the court, including any rules specifically governing appraisal proceedings. Through such proceeding, the court will determine the fair value of the Audience shares, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the court in its discretion determines otherwise for good cause shown, interest from the effective time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective time and the date of payment of the judgment.

In determining fair value, the court will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger[.]” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion that does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Audience stockholders considering appraisal should be aware that the fair value of their Audience shares as so determined could be more than, the same as or less than the consideration payable in the offer or the consideration payable in the merger (which is equivalent in amount to the consideration payable in the offer) and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the offer and the merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Although Audience believes that the consideration payable in the offer is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the court, and Audience stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the consideration payable in the offer or the consideration payable in the merger (which is equivalent in amount to the consideration payable in the offer). Neither Knowles nor Audience anticipates offering more than the consideration payable in the offer to any Audience stockholder exercising appraisal rights, and reserves the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Audience share is less than the consideration payable in the offer or the consideration payable in the merger (which is equivalent in amount to the consideration payable in the offer).

Upon application by the surviving corporation or by any holder of Audience shares entitled to participate in the appraisal proceeding, the court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the Audience stockholders entitled to an appraisal. Any holder of Audience shares whose name appears on the Verified List and who has submitted such Audience stockholder’s certificates of stock to the court, if such is required, may participate fully in all proceedings until it is finally determined that such Audience stockholder is not entitled to appraisal rights. The court will direct the payment of the fair value of the Audience shares, together with interest, if any, by the surviving corporation to the Audience stockholders entitled thereto. Payment will be so made to each such Audience stockholder upon the surrender to the surviving corporation of such Audience stockholder’s certificates. The court’s decree may be enforced as other decrees in such court may be enforced.

If a petition for appraisal is not timely filed, then the right to an appraisal will cease. The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the court and taxed upon the parties as the court deems equitable. Upon application of a stockholder, the court may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all the Audience shares entitled to appraisal. In the absence of such determination or assessment, each party bears its own expenses.

Any Audience stockholder who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not, after the effective time, be entitled to vote his or her Audience shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Audience shares as of a date prior to the effective time.

If any Audience stockholder who demands appraisal of Audience shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such stockholder’s Audience shares will be deemed to have been converted at the effective time into the right to receive the consideration payable in the merger. A stockholder will fail to perfect, or effectively lose, the stockholder’s right to appraisal if no petition for appraisal is filed within 120 days after the effective time. In addition, as indicated above, a stockholder may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the consideration payable in the merger.

If you wish to exercise your appraisal rights, you must not tender your Audience shares in the offer and must strictly comply with the procedures set forth in Section 262 of the DGCL. If you fail to take any required step in connection with the exercise of appraisal rights, it will result in the termination or waiver of your appraisal rights.

The foregoing summary of the rights of Audience stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the Audience stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex II to this Schedule 14D-9.

Business Combination Statute

Section 203 of the DGCL prohibits an “interested stockholder” (generally defined as a person who, together with its affiliates and associates, beneficially owns 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (which includes a merger, consolidation, a sale of a significant amount of assets and a sale of stock) with certain Delaware corporations for three years following the time such person became an interested stockholder, unless:

(i)

before such person became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became an interested stockholder;

(ii)

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding, only for purposes of determining the number of shares of voting stock outstanding (but not for determining the number of shares of outstanding voting stock owned by the interested stockholder), stock held (x) by directors who are also officers and (y) by employee stock plans that do not allow plan participants to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or

(iii)

following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66.67%, or two-thirds, of the outstanding voting stock of the corporation which is not owned by the interested stockholder.

In connection with its approval of the merger agreement, the offer and the merger, the Audience board of directors adopted a resolution approving the merger agreement and the transactions contemplated by the merger agreement, including the offer and the merger for purposes of Section 203 of the DGCL, but only insofar as each of the offer and the merger are consummated in accordance with the terms of the merger agreement.

Neither Knowles nor Purchaser is, nor at any time for the past three years has been, an “interested stockholder” of Audience as defined in Section 203 of the DGCL.

Stockholder Approval Not Required

If the offer is consummated, Knowles and Purchaser do not anticipate seeking the approval of Audience’s remaining public stockholders before effecting the merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if Purchaser consummates the offer, the merger agreement contemplates that the parties will effect the closing of the merger without a vote of the Audience stockholders in accordance with Section 251(h) of the DGCL.

Merger-Related Compensation

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation payable to each of Audience’s named executive officers as of December 31, 2014 (the “named executive officers”), that is based on or otherwise relates to the offer, the merger, and the other transactions contemplated by the merger agreement.

The table below, entitled “Golden Parachute Compensation” as required by Item 402(t) of Regulation S-K, reflects the compensation and benefits that will or may be paid or provided to each of the named executive officers that is based on or otherwise relates to the offer, the merger, or the other transactions contemplated by the merger agreement in the circumstances described below and as described above in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of Audience,” which is incorporated herein by reference, as well as “Item 11. Executive Compensation—Post-employment compensation” in the Audience 10-K/A. Regardless of the manner in which a named executive officer’s employment terminates, the named executive officer is entitled to receive amounts already earned during the term of his or her employment, such as base salary earned through the date of termination.

Please note that the amounts indicated below are estimates based on multiple assumptions that may or may not actually occur. Some of these assumptions are based on information currently available and, as a result, the actual amounts, if any, to be received by a named executive officer may differ in material respects from the amounts set forth below. Furthermore, for purposes of calculating such amounts, we have assumed that (i) the offer was consummated on May 15, 2015 and (ii) each named executive officer will undergo a qualifying termination immediately following the effective time of the merger, entitling him or her to the severance plan benefits and any unpaid portion of the option cash payment and RSU cash payment, as described under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of Audience.”

GOLDEN PARACHUTE COMPENSATION

Name	Cash ($)(1)	Equity ($)(2)	Perquisites/ Benefits ($)(3)	TOTAL ($)
Peter B. Santos	1,320,000	848,329	30,588	2,198,917
Kevin S. Palatnik	530,100	448,051	25,708	1,003,859
Edgar Auslander	315,000	399,380	19,281	733,661

(1)

Represents the potential cash severance payments upon a qualifying termination during the change of control period under each named executive officer’s severance agreement. All such amounts are “double-trigger.” The amounts included in the column above were calculated based on the named executive officer’s base salary ($440,000 for Peter Santos, $342,000 for Kevin Palatnik and $280,000 for Edgar Auslander) and target bonus amount (100% of base salary for Peter Santos, 55% of base salary for Kevin Palatnik and 50% of base salary for Edgar Auslander) as in effect as of May 15, 2015.

(2)

Represents the value of the unvested equity awards that will fully accelerate upon a qualifying termination during the change of control period under each named executive officer’s severance agreement. All such amounts are triggered upon the occurrence of (i) a change of control of Audience and (ii) a qualifying termination or resignation.

(3)

Represents the value of Audience-paid COBRA payable upon a qualified termination during the change of control period under each named executive officer’s severance agreement. All such amounts are triggered upon the occurrence of (i) a change of control of Audience and (ii) a qualifying termination or resignation.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Schedule 14D-9 contains certain statements regarding business strategies, market potential, future financial performance, future action, results and other statements that do not directly relate to any historical or current fact which are “forward-looking” statements within the meaning of the safe harbor provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. The words “believe,” “expect,” “anticipate,” “project,” “estimate,” “budget,” “continue,” “could,” “intend,” “may,” “plan,” “potential,” “predict,” “seek,” “should,” “will,” “would,” “expect,” “objective,” “forecast,” “goal,” “guidance,” “outlook,” “effort,” “target” and similar expressions, among others, generally identify forward-looking statements, which speak only as of the date the statements were made. The matters discussed in these forward-looking statements are based on current plans, expectations, forecasts and assumptions and are subject to risks, uncertainties and other factors that could cause actual outcomes or results to differ materially from those projected, anticipated or implied in these forward-looking statements. Where, in any forward-looking statement, an expectation or belief as to future results or events is expressed, such expectation or belief is based on the current plans and expectations of management and expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the expectation or belief will be achieved or accomplished. Many factors that could cause actual results or events to differ materially from those anticipated include those matters described under the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of Audience’s Annual Report on Form 10-K for the year ended December 31, 2014, subsequent Reports on Forms 10-Q and 8-K and Audience’s other filings we make with the SEC. Any forward-looking statement speaks of as of the date on which it is made. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the offer and the merger; uncertainties as to how many of the holders of shares of Audience common stock will tender their shares into the offer; the possibility that various closing conditions for the offer or the merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the offer or the merger; the effects of disruption from the offer or the merger making it more difficult for Audience or Knowles to maintain relationships with employees (including potential difficulties in employee retention), collaboration parties, other business partners or governmental entities; legal proceedings that may be instituted against Audience, Knowles and others following announcement of the business combination; other business effects, including the effects of industrial, economic or political conditions outside of Audience’s or Knowles’ control; transaction costs; actual or contingent liabilities; and other risks and uncertainties discussed in this Schedule 14D-9 and other documents filed with the SEC by Audience or Knowles, as well as the Schedule TO filed with the SEC by Purchaser. Audience does not undertake any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law.

Where You Can Find More Information

Audience and Knowles are subject to the informational requirements of the Exchange Act and in accordance therewith file periodic reports, current reports, proxy statements and other information with the SEC relating to their business, financial condition and other matters. Audience and Knowles are required to disclose in such proxy statements certain information, as of particular dates, concerning their respective directors and officers, their remuneration, stock options granted to them, the principal holders of their securities and any material interest of such persons in transactions with Audience or Knowles, as applicable. Such reports, proxy statements and other information may be inspected at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549, or free of charge at the web site maintained by the SEC at http://www.sec.gov.

The SEC allows Audience to “incorporate by reference” information into this Schedule 14D-9, which means that Audience can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this Schedule 14D-9, except for any information superseded by information contained directly in this Schedule 14D-9.

Audience incorporates by reference in this Schedule 14D-9 the following documents filed with the SEC pursuant to the Exchange Act:

•	Audience’s Annual Report on Forms 10-K for the fiscal year ended December 31, 2014, filed on March 9, 2015, as amended by Form 10-K/A, filed on April 24, 2015;

•	Audience’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, filed on May 11, 2015; and

•	Audience’s Current Reports on Form 8-K and 8-K/A, as applicable, filed on February 24, 2015, March 9, 2015, April 30, 2015 (Items 1.01 and 8.01 only), May 1, 2015 and May 6, 2015.

Audience also incorporates by reference any future filings made by it with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act (excluding any information furnished pursuant to Item 2.02 or Item 7.01 of any such Current Report on Form 8-K that is filed in the future and is not deemed filed under the Exchange Act).

Item 9. Exhibits.

The following exhibits are filed herewith:

Exhibit Number	Description

(a)(1)(A)	Prospectus/Offer to Exchange, dated May 19, 2015 (incorporated by reference to the Form S-4 filed with the SEC by Knowles Corporation on May 18, 2015).*

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 to the Form S-4 filed with the SEC by Knowles Corporation on May 19, 2015).*

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 to the Form S-4 filed with the SEC by Knowles Corporation on May 19, 2015).*

(a)(1)(D)

Form of Letter from the Information Agent to Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to the Form S-4 filed with the SEC by Knowles Corporation on May 19, 2015).

(a)(1)(E)

Form of Letter to Clients for use by Brokers, Deals, banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to the Form S-4 filed with the SEC by Knowles Corporation on May 19, 2015).

(a)(5)	Joint Press Release of Knowles Corporation and Audience, Inc. dated April 30, 2015 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed with the SEC by Audience, Inc. on April 30, 2015).

(e)(1)

Agreement and Plan of Merger, dated as of April 29, 2015, among Knowles Corporation, Orange Subsidiary, Inc. and Audience, Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K/A filed with the SEC by Audience, Inc. on April 30, 2015).

(e)(2)

Form of Tender and Support Agreement, dated as of April 29, 2015, between Knowles Corporation and the directors and executive officers of Audience, Inc. (incorporated by reference to Exhibit 10.1 to the Form 8-K/A filed with the SEC by Audience, Inc. on April 30, 2015).

(e)(3)	Form of Indemnification Agreement for directors and executive officers (incorporated by reference to Exhibit 10.1 to the Form S-1 filed with the SEC by Audience, Inc. on January 13, 2012).

(e)(4)	Amended and Restated Certificate of Incorporation of Audience, Inc. (incorporated by reference to Exhibit 3.1 to the Form S-1 filed with the SEC by Audience, Inc. on January 13, 2012).

(e)(5)	Amended and Restated Bylaws of Audience, Inc. (incorporated by reference to Exhibit 3.2 to the Form 8-K filed with the SEC by Audience, Inc. on November 20, 2013).

(e)(6)

Amended and Restated Investors’ Rights Agreement dated February 3, 2010, by and among Audience, Inc. and certain stockholders of Audience, Inc. (incorporated by reference to Exhibit 4.3 to the Form S-1 filed with the SEC by Audience, Inc. on January 13, 2012).

(e)(7)

Amendment to the Amended and Restated Investors’ Rights Agreement dated June 24, 2011, by and among Audience, Inc. and certain stockholders of Audience, Inc. (incorporated by reference to Exhibit 4.3.1 to the Form S-1 filed with the SEC by Audience, Inc. on January 13, 2012).

(e)(8)

Amendment Number Two to the Amended and Restated Investors’ Rights Agreement dated April 17, 2012, by and among Audience, Inc. and certain stockholders of Audience, Inc. (incorporated by reference to Exhibit 4.3.2 to the Form S-1/A filed with the SEC by Audience, Inc. on April 27, 2012).

(e)(9)	2001 Stock Plan, as amended, and form of agreements used thereunder (incorporated by reference to Exhibit 10.2 to the Form S-8 filed with the SEC by Audience, Inc. on May 10, 2012).

Exhibit Number	Description

(e)(10)	2011 Equity Incentive Plan, as amended, and form of agreements used thereunder (incorporated by reference to Exhibit 10.3 to the Form S-8 filed with the SEC by Audience, Inc. on May 10, 2012).

(e)(11)

Amended and Restated 2011 Equity Incentive Plan and form of agreements used thereunder (incorporated by reference to Exhibit 10.4 to the Form 10-K filed with the SEC by Audience, Inc. on March 14, 2014).

(e)(12)	2011 Employee Stock Purchase Plan and form of agreements used thereunder (incorporated by reference to Exhibit 10.5 to the Form 10-K filed with the SEC by Audience, Inc. on November 14, 2013).

(e)(13)

Change of Control Severance Agreement by and between Audience, Inc. and Peter B. Santos dated December 31, 2011 (incorporated by reference to Exhibit 10.10 to the Form S-1 filed with the SEC by Audience, Inc. on January 13, 2012).

(e)(14)

Change of Control Severance Agreement by and between Audience, Inc. and Kevin S. Palatnik dated January 9, 2012 (incorporated by reference to Exhibit 10.11 to the Form S-1 filed with the SEC by Audience, Inc. on January 13, 2012).

(e)(15)

Form of Change of Control Severance Agreement by and between Audience, Inc. and each of Edgar Auslander, Craig H. Factor, Stephanie Kaplan, Robert H. Schoenfield and James Steele (incorporated by reference to Exhibit 10.12 to the Form S-1 filed with the SEC by Audience, Inc. on January 13, 2012).

(e)(16)	2012 Executive Incentive Compensation Plan (incorporated by reference to Exhibit 10.14 to the Form S-1/A filed with the SEC by Audience, Inc. on April 20, 2012).

(e)(17)	Offer letter to Craig Factor, dated September 5, 2012 (incorporated by reference to Exhibit 10.18 to the Form 10-Q filed with the SEC by Audience, Inc. on November 6, 2012).

(e)(18)	Offer letter to Stephanie Kaplan, dated August 15, 2014 (incorporated by reference to Exhibit 10.20 to the Form 10-Q filed with the SEC by Audience, Inc. on November 6, 2012).

(e)(19)	Offer letter to Edgar Auslander, dated May 1, 2014 (incorporated by reference to Exhibit 10.21 to the Form 10-K filed with the SEC by Audience, Inc. on March 9, 2015).

(e)(20)	Sensor Platforms 2004 Stock Plan (incorporated by reference to Exhibit 99.1 to the Form S-8 filed with the SEC by Audience, Inc. on July 30, 2014).

(e)(21)	Offer letter to James Steele, dated June 16, 2014, as amended, March 15, 2015 (incorporated by reference to Exhibit 10.24 to the Form 10-Q filed with the SEC by Audience, Inc. on May 11, 2015).

(e)(22)	Offer letter, dated April 7, 2015, by and between Knowles Corporation and Edgar Auslander, as amended, May 16, 2015.

*	Included in materials mailed to stockholders of the Company.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AUDIENCE, INC.

By:	/s/ Peter B. Santos
Name:	Peter B. Santos
Title:	President and Chief Executive Officer

Dated: May 19, 2015

INDEX TO EXHIBITS

The following exhibits are filed herewith:

Exhibit Number	Description

(a)(1)(A)	Prospectus/Offer to Exchange, dated May 19, 2015 (incorporated by reference to the Form S-4 filed with the SEC by Knowles Corporation on May 18, 2015).*

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 to the Form S-4 filed with the SEC by Knowles Corporation on May 19, 2015).*

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 to the Form S-4 filed with the SEC by Knowles Corporation on May 19, 2015).*

(a)(1)(D)

Form of Letter from the Information Agent to Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to the Form S-4 filed with the SEC by Knowles Corporation on May 19, 2015).

(a)(1)(E)

Form of Letter to Clients for use by Brokers, Deals, banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to the Form S-4 filed with the SEC by Knowles Corporation on May 19, 2015).

(a)(5)	Joint Press Release of Knowles Corporation and Audience, Inc. dated April 30, 2015 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed with the SEC by Audience, Inc. on April 30, 2015).

(e)(1)

Agreement and Plan of Merger, dated as of April 29, 2015, among Knowles Corporation, Orange Subsidiary, Inc. and Audience, Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K/A filed with the SEC by Audience, Inc. on April 30, 2015).

(e)(2)

Form of Tender and Support Agreement, dated as of April 29, 2015, between Knowles Corporation and the directors and executive officers of Audience, Inc. (incorporated by reference to Exhibit 10.1 to the Form 8-K/A filed with the SEC by Audience, Inc. on April 30, 2015).

(e)(3)	Form of Indemnification Agreement for directors and executive officers (incorporated by reference to Exhibit 10.1 to the Form S-1 filed with the SEC by Audience, Inc. on January 13, 2012).

(e)(4)	Amended and Restated Certificate of Incorporation of Audience, Inc. (incorporated by reference to Exhibit 3.1 to the Form S-1 filed with the SEC by Audience, Inc. on January 13, 2012).

(e)(5)	Amended and Restated Bylaws of Audience, Inc. (incorporated by reference to Exhibit 3.2 to the Form 8-K filed with the SEC by Audience, Inc. on November 20, 2013).

(e)(6)

Amended and Restated Investors’ Rights Agreement dated February 3, 2010, by and among Audience, Inc. and certain stockholders of Audience, Inc. (incorporated by reference to Exhibit 4.3 to the Form S-1 filed with the SEC by Audience, Inc. on January 13, 2012).

(e)(7)

Amendment to the Amended and Restated Investors’ Rights Agreement dated June 24, 2011, by and among Audience, Inc. and certain stockholders of Audience, Inc. (incorporated by reference to Exhibit 4.3.1 to the Form S-1 filed with the SEC by Audience, Inc. on January 13, 2012).

(e)(8)

Amendment Number Two to the Amended and Restated Investors’ Rights Agreement dated April 17, 2012, by and among Audience, Inc. and certain stockholders of Audience, Inc. (incorporated by reference to Exhibit 4.3.2 to the Form S-1/A filed with the SEC by Audience, Inc. on April 27, 2012).

(e)(9)	2001 Stock Plan, as amended, and form of agreements used thereunder (incorporated by reference to Exhibit 10.2 to the Form S-8 filed with the SEC by Audience, Inc. on May 10, 2012).

(e)(10)	2011 Equity Incentive Plan, as amended, and form of agreements used thereunder (incorporated by reference to Exhibit 10.3 to the Form S-8 filed with the SEC by Audience, Inc. on May 10, 2012).

Exhibit Number	Description

(e)(11)

Amended and Restated 2011 Equity Incentive Plan and form of agreements used thereunder (incorporated by reference to Exhibit 10.4 to the Form 10-K filed with the SEC by Audience, Inc. on March 14, 2014).

(e)(12)	2011 Employee Stock Purchase Plan and form of agreements used thereunder (incorporated by reference to Exhibit 10.5 to the Form 10-K filed with the SEC by Audience, Inc. on November 14, 2013).

(e)(13)

Change of Control Severance Agreement by and between Audience, Inc. and Peter B. Santos dated December 31, 2011 (incorporated by reference to Exhibit 10.10 to the Form S-1 filed with the SEC by Audience, Inc. on January 13, 2012).

(e)(14)

Change of Control Severance Agreement by and between Audience, Inc. and Kevin S. Palatnik dated January 9, 2012 (incorporated by reference to Exhibit 10.11 to the Form S-1 filed with the SEC by Audience, Inc. on January 13, 2012).

(e)(15)

Form of Change of Control Severance Agreement by and between Audience, Inc. and each of Edgar Auslander, Craig H. Factor, Stephanie Kaplan, Robert H. Schoenfield and James Steele (incorporated by reference to Exhibit 10.12 to the Form S-1 filed with the SEC by Audience, Inc. on January 13, 2012).

(e)(16)	2012 Executive Incentive Compensation Plan (incorporated by reference to Exhibit 10.14 to the Form S-1/A filed with the SEC by Audience, Inc. on April 20, 2012).

(e)(17)	Offer letter to Craig Factor, dated September 5, 2012 (incorporated by reference to Exhibit 10.18 to the Form 10-Q filed with the SEC by Audience, Inc. on November 6, 2012).

(e)(18)	Offer letter to Stephanie Kaplan, dated August 15, 2014 (incorporated by reference to Exhibit 10.20 to the Form 10-Q filed with the SEC by Audience, Inc. on November 6, 2012).

(e)(19)	Offer letter to Edgar Auslander, dated May 1, 2014 (incorporated by reference to Exhibit 10.21 to the Form 10-K filed with the SEC by Audience, Inc. on March 9, 2015).

(e)(20)	Sensor Platforms 2004 Stock Plan (incorporated by reference to Exhibit 99.1 to the Form S-8 filed with the SEC by Audience, Inc. on July 30, 2014).

(e)(21)	Offer letter to James Steele, dated June 16, 2014, as amended, March 15, 2015 (incorporated by reference to Exhibit 10.24 to the Form 10-Q filed with the SEC by Audience, Inc. on May 11, 2015).

(e)(22)	Offer letter, dated April 7, 2015, by and between Knowles Corporation and Edgar Auslander, as amended, May 16, 2015.

*	Included in materials mailed to stockholders of the Company.

ANNEX I

April 29, 2015

Board of Directors

Audience, Inc.

331 Fairchild Drive

Mountain View, CA 94043

Gentlemen:

Deutsche Bank Securities Inc. (“Deutsche Bank”) has acted as financial advisor to Audience, Inc. (the “Company”) in connection with the Agreement and Plan of Merger, dated as of April 29, 2015 (the “Merger Agreement”), among Knowles Corporation (“Parent”), Orange Subsidiary, Inc., a wholly owned subsidiary of Parent (“Merger Sub”), and the Company. The Merger Agreement provides for an exchange offer (the “Exchange Offer”) for all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Company Common Stock”), of the Company pursuant to which Merger Sub will pay consideration for each share of Company Common Stock accepted in the Exchange Offer consisting of (a) $2.50 in cash without interest (the “Cash Consideration”) and (b) a number of shares of common stock, par value $0.01 per share (“Parent Common Stock”), of Parent equal to $2.50 divided by the Closing Date Average Price (as defined in the Merger Agreement); provided, that the Closing Date Average Price will not be greater than $23.35 or less than $18.16 (the “Stock Consideration” and, together with the Cash Consideration, the “Consideration”). The Merger Agreement further provides, among other things, that, following completion of the Exchange Offer, Merger Sub will be merged with and into the Company (the “Merger” and, together with the Exchange Offer, the “Transaction”), as a result of which the Company will become a wholly owned subsidiary of Parent. As set forth more fully in the Merger Agreement, as a result of the Merger, each share of Company Common Stock (other than dissenting shares and shares owned by Parent, Merger Sub, the Company or any of their respective subsidiaries) will be converted into the right to receive the Consideration.

You have requested our opinion, as investment bankers, as to the fairness, from a financial point of view, of the Consideration to be paid to the holders of the outstanding shares of Company Common Stock (excluding Parent and its affiliates) pursuant to the Merger Agreement.

In connection with our role as financial advisor to the Company, and in arriving at our opinion, we reviewed certain publicly available financial and other information concerning the Company and Parent. We also reviewed certain internal analyses, financial forecasts and other information relating to the Company prepared by management of the Company, and certain internal analyses, financial forecasts and other information relating to Parent prepared by management of Parent and approved for our use by the Company. We have also held

Board of Directors

Audience, Inc.

April 29, 2015

discussions with certain senior officers of the Company regarding the businesses and prospects of the Company and with certain senior officers of Parent regarding the businesses and prospects of Parent and the combined company. In addition, we have (i) reviewed the reported prices and trading activity for the Company Common Stock and the Parent Common Stock, (ii) compared certain financial and stock market information for the Company and Parent with, to the extent publicly available, similar information for certain other companies we considered relevant whose securities are publicly traded, (iii) reviewed, to the extent publicly available, the financial terms of certain recent business combinations which we deemed relevant, (iv) reviewed the Merger Agreement, and (v) performed such other studies and analyses and considered such other factors as we deemed appropriate.

As you are aware, management of the Company has provided Deutsche Bank with revised financial forecasts on a number of occasions since October 2014 to take into account, among other things, management’s reduced expectations with respect to timing and volume of customer orders. At your direction, we have relied only upon the most recent financial forecasts provided by Management of the Company for purposes of rendering this opinion. In addition, management of the Company has advised us, and we have assumed with your knowledge and permission, that, if the Transaction is not consummated, the Company would need to raise additional equity capital in a manner which will, if available, be substantially dilutive to the current holders of Company Common Stock in order to implement its standalone plan and, if the Transaction is not consummated, the Company will also need to engage in significant cost-cutting measures which will adversely impact the Company’s ability to achieve forecasted results. We have taken the foregoing facts and assumptions (together with the other facts and assumptions set forth in this opinion) into account for purposes of rendering this opinion.

We have not assumed responsibility for independent verification of, and have not independently verified, any information, whether publicly available or furnished to us, concerning the Company, Parent or the combined company, including, without limitation, any financial information considered in connection with the rendering of our opinion. Accordingly, for purposes of our opinion, we have, with your knowledge and permission, assumed and relied upon the accuracy and completeness of all such information. We have not conducted a physical inspection of any of the properties or assets, and have not prepared, obtained or reviewed any independent evaluation or appraisal of any of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets or liabilities), of the Company, Parent or any of their respective subsidiaries, nor have we evaluated the solvency or fair value of the Company, Parent or the combined company (or the impact of the Transaction thereon) under any law relating to bankruptcy, insolvency or similar matters. With respect to the financial forecasts made available to us and used in our analyses, we have assumed with your knowledge and

Board of Directors

Audience, Inc.

April 29, 2015

permission that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company and Parent, respectively, as to the matters covered thereby. In rendering our opinion, we express no view as to the reasonableness of such forecasts and projections, or the assumptions on which they are based. Our opinion is necessarily based upon economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our opinion of which we become aware after the date hereof.

For purposes of rendering our opinion, we have assumed with your knowledge and permission that, in all respects material to our analysis, the Transaction will be consummated in accordance with the terms of the Merger Agreement, without any waiver, modification or amendment of any term, condition or agreement that would be material to our analysis. We also have assumed with your knowledge and permission that all material governmental, regulatory or other approvals and consents required in connection with the consummation of the Transaction will be obtained and that in connection with obtaining any necessary governmental, regulatory or other approvals and consents, no restrictions, terms or conditions will be imposed that would be material to our analysis. We are not legal, regulatory, tax or accounting experts and have relied on the assessments made by the Company and its other advisors with respect to such issues.

This opinion has been approved and authorized for issuance by a Deutsche Bank fairness opinion review committee and is addressed to, and is for the use and benefit of, the Board of Directors of the Company in connection with and for the purpose of its evaluation of the Transaction. This opinion is limited to the fairness, from a financial point of view, to the holders of Company Common Stock (excluding Parent and its affiliates) of the Consideration to be paid to such holders pursuant to the Merger Agreement as of the date hereof. This opinion does not address any other terms of the Transaction or the Merger Agreement. You have not asked us to, and this opinion does not, address the fairness of the Transaction, or any consideration received in connection therewith, to the holders of any other class of securities, creditors or other constituencies of the Company, nor does it address the fairness of the contemplated benefits of the Transaction. We express no opinion as to the merits of the underlying decision by the Company to engage in the Transaction or the relative merits of the Transaction as compared to any alternative transactions or business strategies. Nor do we express an opinion, and this opinion does not constitute a recommendation, as to whether or not any holder of Company Common Stock should tender shares of Company Common Stock pursuant to the Exchange Offer or, if applicable, how any holder of Company Common Stock should vote with respect to the Transaction or any other matter. In addition, we do not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature

Board of Directors

Audience, Inc.

April 29, 2015

of any compensation payable to or to be received by any of the officers, directors, or employees of any parties to the transaction, or any class of such persons, in connection with the Transaction whether relative to the Consideration or otherwise. This opinion does not in any manner address what the prices at which the Company Common Stock will trade following the announcement of the Company’s earnings for the first quarter of 2015 or at which the Company Common Stock, the Parent Common Stock or any other securities will trade following the announcement or consummation of the Transaction.

Deutsche Bank will be paid a fee for its services as financial advisor to the Company in connection with the Transaction, a portion of which becomes payable upon delivery of this opinion (or would have become payable if Deutsche Bank had advised the Board of Directors that it was unable to render this opinion) and a substantial portion of which is contingent upon consummation of the Transaction. The Company has also agreed to reimburse Deutsche Bank for its expenses, and to indemnify Deutsche Bank against certain liabilities, in connection with its engagement. We are an affiliate of Deutsche Bank AG (together with its affiliates, the “DB Group”). One or more members of the DB Group have, from time to time, provided investment banking, commercial banking (including extension of credit) or other financial services to the Company or its affiliates for which they have received compensation, including having acted as joint bookrunner with respect to the Company’s initial public offering of Company Common Stock in May 2012. The DB Group may also provide investment banking and commercial banking and other financial services to Parent, the Company and their respective affiliates in the future, for which we would expect the DB Group to receive compensation. In the ordinary course of business, members of the DB Group may actively trade in the securities and other instruments and obligations of Parent, the Company and their respective affiliates for their own accounts and for the accounts of their customers. Accordingly, the DB Group may at any time hold a long or short position in such securities, instruments and obligations.

Based upon and subject to the foregoing assumptions, limitations, qualifications and conditions, it is Deutsche Bank’s opinion as investment bankers that, as of the date hereof, the Consideration to be paid to the holders of outstanding shares of Company Common Stock (excluding Parent and its affiliates) pursuant to the Merger Agreement is fair from a financial point of view to such holders.

Very truly yours,

DEUTSCHE BANK SECURITIES INC.

ANNEX II

GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

§ 262 Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in

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the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment

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shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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